Exhibit 99.2

1 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Transformation for a Sustainable Tomorrow Starts Here! 2022 Sustainability Report

2 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada EQUAL AND INCLUSIVE CORPORATE CULTURE STARTS HERE INCLUSION, EQUALITY, AND DIVERSITY TALENT MANAGEMENT AND DEVELOPMENT EMPLOYEE HEALTH, SAFETY AND WELFARE SOCIAL GOOD STARTS HERE POSITIVE SOCIAL IMPACT WOMEN ENTREPRENEURSHIP ETHICAL AND TRANSPARENT GOVERNANCE STARTS HERE ETHICAL BUSINESS CONDUCT ECONOMIC PERFORMANCE SUPPLY CHAIN DATA SECURITY AND PRIVACY PROTECTION OF INTELLECTUAL PROPERTY RIGHTS MESSAGE FROM OUR CEO TÜRKİYE’S HEPSİBURADA ABOUT THE REPORT OVERVIEW OF HEPSİBURADA HEPSİBURADA ECOSYSTEM TÜRKİYE’S HEPSİBURADA AT A GLANCE MILESTONES VALUE CHAIN MODEL OUR BUSINESS MODEL HIGHLIGHTS IN 2022 CUSTOMER EXPERIENCE OUR SUSTAINABILITY APPROACH SUSTAINABILITY GOVERNANCE SUSTAINABILITY APPROACH MATERIALITY ASSESSMENT OUR CONTRIBUTION TO SUSTAINABLE DEVELOPMENT GOALS STAKEHOLDER ENGAGEMENT ENVIRONMENTALLY RESPONSIBLE OPERATIONS THROUGH INNOVATIVE SOLUTIONS START HERE ENVIRONMENTAL IMPACT SUSTAINABLE PRODUCTS AND PACKAGING CIRCULARITY AND WASTE MANAGEMENT SUSTAINABLE LOGISTICS WATER CONSUMPTION 3 7 8 9 10 11 12 14 15 17 20 22 24 28 29 32 34 36 38 41 43 45 48 52 57 60 61 63 64 66 70 72 74 75 77 84 Table of Contents ANNEXES ENVIRONMENTAL PERFORMANCE INDICATORS SOCIAL PERFORMANCE INDICATORS MEMBERSHIPS AND COLLABORATIONS AWARDS GRI CONTENT INDEX INFO

3 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Message from our CEO Dear Stakeholders, The year 2022 will be remembered as a year of significant developments in many areas, including sustainable development, combating climate change, sustainable and green financing, and organizational environmental, social, and governance (ESG) reporting. A growing coalition of countries, cities, businesses, and other institutions has committed to achieving net zero emissions. Following the Glasgow COP26, COP27 was concluded with countries reaffirming their resolve to limit the global temperature rise to 1.5 degrees Celsius above pre-industrial levels. Environmental reports such as the “Emissions Gap Report,” the WMO’s “Provisional State of the Global Climate 2022,” and the WWF’s “Living Planet Report” have emphasized the need for immediate action to ensure the planet’s sustainability. Furthermore, there have been numerous advancements in ESG reporting both globally and in Türkiye. The European Union formally adopted the Corporate Sustainability Reporting Directive, and the International Sustainability Standards Board (ISSB) published its draft recommendations for new sustainability standards. In Türkiye, with the amendment to the Turkish Commercial Code No. 6102 published in the Official Gazette dated June 4, 2022, and numbered 31856, the Public Oversight, Accounting and Auditing Standards Authority was authorized to set the Turkish Sustainability Reporting Standards. Climate change, and social, digital, and economic inequalities are all on the table today, implying that changes and transformations in the economic and social order are unavoidable. We are on the verge of a significant shift for our planet’s and societies’ well-being and sustainability. At Hepsiburada, we consider sustainability and social responsibility as the core values of our business culture. We have been committed to creating value for our community and contributing to societal development since our inception, while also leading the digitalization of trade. As a technology company, we focus on the constructive, not destructive, power of technology. On the one hand, we use technology to enhance the superior service we provide to our customers. On the other, we lead the development of the sector and digital transformation with our marketplace model that brings together tens of thousands of businesses, our Smart Operations Center, the largest in Türkiye and the region, and our R&D Center, where we develop technologies that raise the bar for other actors. In 2022, with the support of all our stakeholders, we increased our total sales volume by 81% compared to 2021, reaching TRY 47.3 billion. The total number of orders placed through the Hepsiburada platform reached 80.4 million with an 50% increase compared to the 2021,. The number of active merchants on the platform increased by 33% to 99.7 thousand and the number of products rose by 81% to around 163 million. We increased our customer base by 8% to 12.2 million in 2022. Hepsipay, our fast and secure next-generation payment method, has hit 11 million users, marking an important milestone in our journey to becoming a top fintech player and making our customers’ lives simpler with purchasing power solutions. During this time, we succeeded in becoming Türkiye’s “Most Recommended E-Commerce Brand” based on the independent Net Promoter Score (NPS) used to measure customer loyalty and experience, by continuing to differentiate ourselves with innovative services such as Hepsiburada Premium, Return Pick-up, Next Day Delivery, and Buy Now Pay Later. 2022 was a year in which we introduced important innovations. We offered Hepsiburada Premium, the first e-commerce loyalty program planned and implemented in Türkiye, to our customers. We launched Hepsiburada Smart by MIMEX, Türkiye’s first smart and cashless store using artificial intelligence and image processing systems. With the support of Hepsiburada, the first “E-Commerce Competence Center” of the TÜBİTAK-BİLGEM Artificial Intelligence Institute was built as part of Türkiye’s GRI 2-22

4 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada National Artificial Intelligence Strategy. Furthermore, we started to work in cooperation with the Turkish Patent and Trademark Office to raise awareness of products with geographical indication through the “HepsiTürkiye’den” program, which aims to help local entrepreneurs use e-commerce to access national and worldwide markets. For Hepsiburada, it was a year in which we took important steps in our sustainability journey. We participated in the United Nations Global Compact, the world’s largest corporate sustainability initiative, and voluntary leadership platform. We have committed to the ten principles of the UN Global Compact in the areas of human rights, labor standards, the environment, and anti-corruption, and we announced to the world that we would work to align our company’s strategy and operations with these principles and would report on our progress in these areas on an annual basis. Also, by signing the United Nations Women’s Empowerment Principles (WEPs), we have committed to abide by seven principles to create corporate policies that promote gender equality and women’s empowerment. In this direction, we were proud to be the only company representing Türkiye in the UNECE Round Table for Gender Equality panel held on 7 April, with Hepsiburada Chief People Officer Esra Beyzadeoğlu. We acknowledge the critical importance of equality and women’s empowerment to a peaceful, prosperous, and sustainable world. We will not relent in our efforts to promote gender equality and women’s empowerment for our female employees, who presently account for 46% of all employees. At every opportunity and in every field, we adopt new approaches that make a difference, such as psychological assistance through the employee support program, physical and social opportunities with a focus on sports, nutrition, family and children through well-being programs, emergency aid funds, career-oriented training programs, special collaborations and career camps for newly graduated female engineers, and we help women to develop themselves with vision, investment, and support. I am pleased to be among the women CEOs, whose number is unfortunately still limited both in Nasdaq, the global technology stock exchange where we are traded as Hepsiburada, and in our country, and I hope that the proportion of women among senior executives will gradually grow both in our country and around the world. As a company founded by Hanzade Doğan, a female entrepreneur, and supporting women in every aspect of the e-commerce ecosystem, we provide significant support to women, women’s employment, and female entrepreneurs, both with our power and funds, and through collaborations with various government agencies, NGOs, and other institutions, particularly financial institutions. Our Technology Power for Women Entrepreneurs initiative has helped over 41,000 female entrepreneurs, nearly 220 women’s cooperatives, and 30 non-governmental organizations since 2017. As a consequence, while women made up 6 percent of Hepsiburada’s business partners in 2017, they now make up 24 percent. Even these figures, as well as the upward trend, demonstrate what ‘Women Power’ can accomplish when given the opportunity to broaden their vision as well as sufficient opportunities and support. Our nation was shaken at the start of 2023 by an earthquake catastrophe that had its epicenter in Kahramanmaraş and affected the surrounding provinces. From the moment the earthquake struck, we launched a wide-ranging effort with all our stakeholders and employees, in collaboration with public institutions and non-governmental organizations, to heal the disaster’s wounds and deliver relief supplies to the region as quickly as possible. At Hepsiburada, in addition to delivering aid to the earthquake zone, we participated in the Earthquake Relief Mobilization organized under the auspices of the Ministry of Trade, which enables our customers to send supplies to the earthquake zone. Our platform also provided our customers with digital support cards that allowed them to donate to AFAD, the Red Crescent, and non-governmental organizations. We mobilized our logistics power and technological infrastructure to provide support to the area hit by the earthquake. We were on the ground 24 hours a day, seven days a week, with our logistics skills, staff, and volunteer teams, delivering relief supplies to earthquake victims in an organized way. Furthermore, we launched the “Every Order Serves as a Support” application on our platform to assist merchants and producers in the earthquake region, and began transferring the entire sales revenue immediately to our business partners affected by the earthquake without any commission or transaction fee deduction. To support the long-term development of the area through e-commerce, at Hepsiburada we are ready to provide technological, logistical, and human resource support and transfer our experience to our merchants who live in the area. I am confident that with collaboration and solidarity, we will get through these difficult times. At Türkiye’s Hepsiburada, we have a strong sense of responsibility, and we will continue to use technology constructively to fulfill our global responsibilities, including those connected to environmental and social issues. With our vision of leading the digitalization of trade, we aim to transparently share the value we have produced in the journey we have been on for more than 20 years with the spirit of innovation and entrepreneurship. In light of this, I am delighted to share with our valued stakeholders our first sustainability report, which we released under the slogan “Transformation for a Sustainable Tomorrow Starts Here,” and wish you a pleasant reading. Nilhan Onal Gökçetekin Hepsiburada CEO GRI 2-22

Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada WE HEAL OUR WOUNDS TOGETHER We are deeply saddened by the earthquake disaster that had its epicenter in Kahramanmaraş and affected the surrounding provinces. We extend our condolences to those who lost loved ones and wish all those injured a quick recovery. At Türkiye’s Hepsiburada from on the first day of the earthquake, we launched a wide-ranging effort with all our stakeholders and employees, in collaboration with public institutions and non-governmental organizations, to heal the wounds of the earthquake disaster and to quickly deliver relief supplies to those in need. In addition to delivering urgently needed goods to the earthquake region as quickly as possible, we distributed the products purchased by our customers to the area under the coordination of AFAD within the scope of the Earthquake Assistance Mobilization initiated by the Ministry of Trade. We also offered digital support cards on our platform in cooperation with agencies such as AFAD, Kızılay, Ahbap, AKUT, Haytap, HAÇİKO, Kurtaran Ev, UNICEF, and TOG, allowing our customers to make donations. We prepared and launched an international disaster relief webpage to ensure that people from various countries around the world could help the earthquake area with products and donations. We dedicated 1,500 volunteer workers solely to “earthquake mobilization” activities to reach out to all those who were affected by the earthquake. We also organized a campaign in the name of Hepsiburada and started a relief movement. The total amount of aid provided by Hepsiburada and group company employees reached TL 1.5 million. With our logistical power and operational capabilities, we quickly delivered relief supplies to the provinces hit by the earthquake. We allocated a large number of small vehicles to the area and distributed relief supplies directly to earthquake victims under the coordination of AFAD, in addition to the transportation of approximately 100 truckloads of products. We turned our HepsiJet Adana warehouse into a distribution and coordination center. We also took over the management of three AFAD warehouses in Adana and Hatay in coordination with public institutions for the distribution of relief supplies. We built a system to monitor the inventory, shipment, and coordination of relief supplies using the experience and expertise of our teams. We made this system available to other organizations and users as well. We continue to work in the field with our teams and vehicles through our logistics camp in the region. To help local producers in the area, we began offering their products on our platform without commission, transaction, or service fees, and without any commercial revenue from product sales for Hepsiburada. We have extended our “Every Order Serves as a Support” campaign, which we began with local producers, to include our regional business partners, including producers, merchants, and tradesmen. We also offered free advertising and promotional support to our business partners to help our merchants in the region reach more customers. From the start we took steps to avoid possible price increases for products sold through the Hepsiburada platform and have kept our merchants informed of our efforts. We made a total of TL 150 million in advance payments to assist our merchants in 11 provinces. We organized our efforts and plans for the re-establishment of prosperity in the earthquake region under the “Trade and Technology Power for the Earthquake Region” program to mark Hepsiburada’s long-term commitment to the area. We aim to increase e-commerce sales from the region to TL 10 billion in two years through the program, which includes supporting ten thousand businesses with e-commerce, logistics, and technology opportunities, increasing direct and indirect employment, developing female entrepreneurs and cooperatives, and providing education and social support for children. We are also establishing three new “E-commerce Specialization Centers” in the region as part of the program, which we will execute with a total support package of TL 125 million. We will remain on the ground 24 hours a day, seven days a week, with our logistics capabilities, employees, and volunteer teams, in collaboration with public institutions and non-governmental organizations. We are currently working on an impact report measuring the social impact triggered by our efforts since the first month after the earthquake as well as by the “Trade and Support Power to the Earthquake Region” program launched to contribute to regional development. We will cite this report next year in our Sustainability Report 2023 and will continue to share our efforts transparently. We will get through these difficult times through collaboration and solidarity. 5 2022 Sustainability Report

6 2022 Sustainability Report Türkiye’s Hepsiburada - About the Report - Overview of Hepsiburada - Hepsiburada Ecosystem - Türkiye’s Hepsiburada at a Glance - Milestones - Value Chain Model - Our Business Model - Highlights in 2022 - Customer Experience 7 8 9 10 11 12 14 15 17 At Türkiye’s Hepsiburada, we aim to become more than an e-commerce platform that connects tens of thousands of businesses and facilitates people’s lives by connecting customers with more than 165 million types of products in 40 categories: our goal is to transform into a massive ecosystem where we create value with all of our stakeholders through the integrated services we provide. Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

About the Report

At Hepsiburada[1], we believe that focusing on sustainability is crucial to create a better livable future for our planet, our country, our industry, our customers, our business partners, and our society and that the efforts put forth in this direction deliver unequivocal benefits and gains for everyone. We act with the responsibility of being an e-commerce platform that is a reliable, innovative, and earnest companion in our customers' daily lives with more than 12 million visitors per day, has over 145 thousand stores on its platform, and delivers 80 million package a day, and we continue our vision of generating value with our stakeholders and growing hand in hand with the retail industry.

We are happy to share with our valued stakeholders our sustainability approach, material issues and overall environmental, social, and economic performance with our first sustainability report: Hepsiburada 2022 Sustainability Report (the "Report") under the title "Transformation for a Sustainable Future Starts Here."

We transparently share how our sustainability approach shapes our Company's mission, vision, and activities; our environmental, social, and economic performance; the activities we carry out in relation to our material issues, the innovations we have developed, and the challenges we face in this report covering the period 1 January 2022–31 December 2022. The material topics, which are the intersection of the valuable opinions of our stakeholders, that are an integral part of our business, and the important topics for us as the Hepsiburada ecosystem, played an important role in the creation of the content of our report. This report is written in accordance with the Global Reporting Initiative (GRI) Standards, also includes our contribution to the United Nations Sustainable Development Goals (SDGs), UN Women's Empowerment Principles (WEPs), and is also progress statement for the United Nations Global Compact (UNGC), which we signed in 2022.

OUR BRANDS INCLUDED IN THE REPORT

hepsiburada

hepsilojistik | hepsiburada seyahat
hepsipay | hepsiburada market
hepsiJET | hepsiburada işortağım
hepsiburada global | hepsiAd

You may access detailed financial statements and financial report from our corporate website.

For additional information about the Hepsiburada Sustainability Report and to share your thoughts and comments, get in touch with us at crsustainability@hepsiburada.com

[1] Hepsiburada refers to D-Market Elektronik Hizmetler ve Ticaret A.Ş., Doğan Portal ve Elektronik Ticaret A.Ş., D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş collectively. Our report does not cover our international activities and operations.

7 2022 Sustainability Report GRI 2-1, GRI 2-2, GRI 2-3 hepsiburada

8 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Overview of Hepsiburada As Hepsiburada, we are the leading e-commerce technology platform in Türkiye, bringing together 99.7 thousand active merchants with more than 12 million customers with our hybrid business model that combines direct retail sales and marketplace model. Since our establishment in 2000, we have been acting as a reliable and innovative companion in the daily lives of consumers with the vision of pioneering the digitalization of commerce. With our customer experience-centered philosophy, we provide around 160 million types of products in more than 30 categories to our customers. We are expanding our e-commerce business model with brands and services such as HepsiPay, HepsiJet, Hepsiburada Market, HepsiAd, Hepsiburada Seyahat, and HepsiGlobal, each of which brings an innovative perspective to their relative field with our investments in leading the digitalization of commerce in Türkiye. As a technology company we choose to focus on the constructive power of technology. We believe that digital technologies have a multiplier effect in the transition to a more sustainable world, and we operate with the understanding that these technologies are key to economic and social development. Rather than using the latest technologies for the digitalization of commerce, we carry out our activities with the vision of developing the latest technologies through our innovative perspective and entrepreneurial spirit. We lead the development of our industry and digital transformation with our Smart Operations Center, the largest in Türkiye and the region, and our R&D Center, where we conduct innovative studies that will raise the bar for our sector. We grow together with our suppliers, business partners and merchants across the country, while contributing to the local economy and employment. We are working hard to strengthen women entrepreneurship in Turkey and contributing to social development by supporting many different associations and non-governmental organizations through Hepsiyürekten. In the journey we have been continuing for more than 20 years with the spirit of innovation and entrepreneurship, as Türkiye’s Hepsiburada, we are pleased to be the first and the only Turkish firm to be publicly listed on NASDAQ. Our vision is to lead digitalization of commerce. To that end, we have evolved from an e-commerce platform into an integrated ecosystem of services centered on making people’s daily lives easier. Our Vision Our mission is to be the reliable, innovative and sincere companion in people’s daily lives and to make each member of our community feel ‘I am so happy I have. Our mission GRI 2-1, GRI 2-6

9 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Hepsiburada Ecosystem Our transportation services that aim to provide customers with the best possible experiences by integrating expertise, attention, technology, and quality in transportation to change evolving and customer-oriented distribution services in e-commerce Our logistics solutions that we offer to businesses for all operational processes such as stocking, addressing, packaging, shipping, invoicing, delivery and return for their sales on Hepsiburada and other e-commerce platforms Our payment infrastructure services that provides the latest technologies and payment features available to companies and consumers in a fast, practical and secure way, and enables us to lead the digitalization of the payments. Flight ticket sales application that enables our customers to buy domestic and international airline tickets easily with just a few clicks Our “E-Export” model that brings businesses together with millions of new customers and global markets, while also allowing users to access millions of products from abroad at advantageous prices in a fast and practical way. Our service application, where we deliver our customers’ needs such as groceries, food, water, flowers to their doorstep at the time they want with our superior service understanding New generation advertising technologies and solutions for businesses operating on our platform and different e-commerce websites, leveraged by our expertise and excellent technological infrastructure The world of advantages where all products and services for the operational, digital, financial, social and commercial needs of Hepsiburada merchants are offered with privileges. GRI 2-1, GRI 2-6

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Türkiye's Hepsiburada at a Glance

NATIONWIDE STRATEGICALLY LOCATED LOGISTICS NETWORK

- Logistics Centers
- Hepsiburada Headquarters


Erzurum
Gebze ve Tuzla
Ankara
Istanbul
İzmir
Adana
Diyarbakır

HEPSIPAY OFFERS EASY, FAST, SAFE, SECURE SHOPPING EXPERIENCE AND BUDGET-FRIENDLY PAYMENT OPTIONS FOR USERS



- Virtual POS systems
- Multiple Credit Card Payment
- Online Shopping Credit
- Buy Now Pay Later
- One Click Payment

FAST, PUNCTUAL AND PRACTICAL FINAL DELIVERY SOLUTIONS BY COMBINING EXPERTISE, ATTENTION, TECHNOLOGY AND QUALITY IN TRANSPORTATION


hepsiJET

- 81 Provinces
- 18 Transfer Centers
- 192 Branches
- More than 2 thousand couriers
- Innovative delivery and return options
- Over 3.000 HepsiMat PUDO points

INTERNATIONAL SHOPPING EXPERIENCE FOR OUR CUSTOMERS AND THE OPPORTUNITY FOR OUR MERCHANTS TO EXPAND ABROAD WITH HEPSIGLOBAL



- Over 5,000 stores
- More than million product options
- Transparent order costs
- Quick delivery
- Opportunity to sell abroad for e-commerce stores
- Millions of products for our customers from abroad
- Affordable Prices with Quality Standards

10 2022 Sustainability Report GRI 2-1, GRI 2-6 hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Milestones

2000

Hepsiburada was founded by Hanzade Doğan as a 1P-based e-commerce platform. The first category of sales was computers.

2002-2005

- Mother Baby Kids, Home Electronics, Kitchen Supplies, Music Products, Office Stationery, Sporting Goods, Phone categories were added.
- Products from Floral Supplies, Souvenirs, Books, Auto Accessories, Watches, Eyewear Accessories, Health and Beauty categories started to be sold.

2006

- We delivered the 1 millionth order.
- Deloitte Technology Fast 50 featured Hepsiburada as the "Fastest Growing E-Commerce Website"

2010

We increased our focus on non-electronic products (based on our 1P-based Direct Selling model) beginning in 2010 and not only introduced new categories such as home textiles, cosmetics, and gardening, but also began to expand the range of products we offer alongside non-electronic categories such as fast moving consumer goods (FMCG), fashion, home and garden.

2011

- Hepsiburada mobile app for iOS and Android platforms went live.
- We were named the "E-Commerce Website of the Year".

2012

We introduced the first "one click shopping" feature by becoming the first on-site audited and Payment Card Industry Data Security Standard (PCI DSS) certified firm in the Turkish e-commerce market.

2015

- We launched our new business model, the Marketplace, which enables businesses to open a store and market their unique products for free.
- We established our fulfillment center in Gebze, Kocaeli, which became the main logistics hub of our operations as well as the first dedicated e-commerce fulfillment center running 24/7.

2016

Hepsipay was established as our venture in the online payment world with Hepsiburada's 100% shareholding.

2017

- We set up our first licensed technology research and development center. In order to provide efficient, fast and reliable delivery services to our customers, we launched HepsiJet, our own delivery services.
- We initiated the Technology Empowerment for Women Entrepreneurs programme, by which we offer our experience and technological infrastructure to the service of entrepreneurial women in collaboration with non-governmental organizations to strengthen women's place in business.

2018

- We launched the "Payment with Multiple Credit Cards" feature, which allows customers to shop with multiple credit cards.
- To enhance our vision of expanding the e-commerce market, we launched our "click & collect" services enabling our customers to collect purchases from the collection points located throughout Turkey, which was rebranded to "HepsiMat" in 2020.

2019

- We launched Hepsiglobal, an e-export venture that made Hepsiburada business partners global players.
- We have established Hepsiexpress, where we meet daily needs to our consumers with quick delivery.

2020

- We launched HepsiLojistik while expanding our logistics infrastructure with five new fulfilment centers in Diyarbakr, Erzurum, Ankara, Izmir, and Adana.
- We became the first shipment and sourcing partner of Apple products in Turkey, which enabled us to directly source Apple products and sell them on-line to our customers.

2021

- We got a tourism agency license to launch HepsiFly' and started using our online platform for enhanced advertising capabilities by launching HepsiAd'
- We became the first and only Turkish company to have an international public offering on NASDAQ Stock Exchange.
- We launched the HepsiTürkiye'den Local Products Program, which aims to enable the delivery of geographically indicated product to consumers across Türkiye..
- HepsiJet service network is expanded to cover all 81 provinces of Türkiye.
- Türkiye's CBRT-licensed platform wallet Hepsipay Wallet went live.

2022

- We signed the United Nations Global Compact, the world's largest corporate sustainability initiative and voluntary leadership platform
- With the support of Hepsiburada, the first "E-Commerce Center of Excellence" of TÜBİTAK-BİLGEM Institute of Artificial Intelligence was launched as part of Türkiye's National Artificial Intelligence Strategy.
- We started to work in cooperation with the Turkish Patent and Trademark Office to raise awareness in relation to geographically indicated products through the "HepsiTürkiye Local Products" program, which aims to help local entrepreneurs use e-commerce and access national and worldwide markets.
- Türkiye's first smart and cashless store with the concept of "pick & go" Hepsiburada Smart by MIMEX went live

11

12 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Value Chain Model At Türkiye’s Hepsiburada, we aim to become more than an e-commerce platform that connects tens of thousands of businesses, facilitates people’s lives by connecting more than 165 million types of products in 30 categories with our customers, and transform into a massive ecosystem where we create value with all of our stakeholders through the integrated services we provide. We work with a hybrid business model which combines 3P and 1P models. Our core business, sales of products on our online platform, is primarily run on the marketplace model, which we refer to as “3P” or “third party”. Alongside the marketplace model, we list and sell products on our platform where “Hepsiburada” is the seller, the Direct Sales model, also known as “1P” or “first party” model, where suppliers (vendors) directly sell products to us on a wholesale basis, and we then store and sell such products to the customers. The fulfillment process includes accepting goods, picking and storing products, consolidating them into batches and packing them into parcels for delivery as well as return operations. We operate on the basis of two fulfillment models, namely2 : Direct Sales (1P) Model In the Direct Sales model, we source products in bulk and hold inventory for specific products for direct sale to customers, usually at our fullfillment centers or supplier warehouses. On the online platform Hepsiburada appears as the seller of products sold through Direct Sales. Pazaryeri (3P) Modeli Through our marketplace model, we connect users seeking to buy products with merchants offering a wide assortment of products. Merchants registered on our online platform set up their own store, list and sell their products. In this model, merchants are seen as the owners of the products they list on our platform and are responsible for pricing, selling and managing their inventory. Furthermore, merchants who register on our platform benefit from our “integrated ecosystem,” which includes access to financing, next-generation advertising technologies and solutions (HepsiAd), cost-effective and practical final delivery solutions (HepsiJet), and fullfilment solutions (HepsiLojistik) such as warehousing, addressing, packaging, invoicing, and returns. Hepsiburada Business Model HepsiLojistik Model The storage, packaging, shipping and after-sales services of the products fulfilled by Hepsiburada.** FBM* Model The storage, packaging, shipping and after-sales services are fulfilled by the merchants. 2 We use drop-shipping model in a small share of our operations within the Direct Sales model. In this model, orders are accepted by us and delivered directly from the supplier to the customer. * fulfilled-by-Merchant ** Applies to merchants who benefit from HepsiLojistik solutions in the Direct Sales model and also in the Marketplace model. GRI 2-6, GRI 3-3

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

STRATEGIC ASSETS

hepsiburada market – Our service, where we deliver our customers' needs such as groceries, food, water and flowers at the time they want.

hepsipay – Our application where we offer quick and practical payment solutions for our customers' online shopping experiences hepsiburada global – Our application, where we offer businesses an opportunity to sell products abroad hepsiburada seyahat – Flight ticket sales application that allows our customers to easily buy domestic and international flight tickets with a few clicks



- MORE THAN 55 MILLION REGISTERED USERS
- MORE THAN 99 THOUSAND ACTIVE MERCHANTS
- MORE THAN 370 MILLION MONTHLY VISITS
- MORE THAN 163 MILLION TYPES OF PRODUCTS

VALUE ADDED SERVICES

For our customers

- Tomorrow at your door
- Return Pick-up
- Refurbish the Old
- 2-Man Handling Service

One Click Payment, Card Splitting, Card Installments, Store Credit (BNPL), Instant Credit, Instant Refund to Wallet, billing with telecom partner

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Access to Finance for Suppliers and Merchants

hepsiAd – Next generation advertising technologies and solutions

LOGISTICS INFRASTRUCTURE

hepsilojistik

STRATEGICALLY LOCATED FULLFILMENT CENTERS ACROSS TÜRKİYE WITH A TOTAL AREA OF MORE THAN 204 THOUSAND SQUARE METERS

- 7/24 fullfilment operations
- Seamless access to our integrated logistics infrastructure
- Fast, reliable and cost-effective fullfilment solutions
- Increased quality standards
- Pre-sale and after sales services

FBM MODEL ← MARKETPLACE MODEL → HEPSİLOJİSTİK MODEL

hepsiJET

WIDE DISTRIBUTION NETWORK CONSISTING OF 18 TRANSFER CENTERS, AND 192 BRANCHES IN 81 PROVINCES

- Same Day Delivery
- Next Day Delivery
- 2-hour Delivery
- Delivery by Appointment
- Return pickup at the customer's address
- Affordable delivery fees
- Excellent customer experience

13 2022 Sustainability Report GRI 2-6, GRI 3-3 hepsiburada

14 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Our Business Model PROCUREMENT & PRODUCT LISTING ORDERING STORAGE SHIPMENT DELIVERY Retail Procurement DIRECT SALES (1P) MODEL We purchase wholesale products from our suppliers through our direct sales (1P) model. As Hepsiburada, we list the products on the Hepsiburada platform by uploading product information such as details of the products we will sell, pricing, inventory, shipping conditions, etc. We store the products we purchase in our seven fulfilment centers strategically located across Türkiye with a total area of more than 204 thousand square meters. We deliver the orders we receive to Hepsiburada customers through HepsiJet’s wide distribution network consisting of 8 transfer centers and 192 branches in 81 provinces or through other cargo companies. Delivery of Orders to Our Customers MARKETPLACE (3P) HEPSILOJISTIK MODEL After merchants apply to Hepsiburada and provide the necessary information, we review their applications and if approved, we activate their stores on our platform. Merchants list their products on the Hepsiburada platform by uploading product information such as specifications, pricing, inventory, shipping conditions, etc. We provide superior service and technology to merchants that use Hepsilojistik solutions, and carry their products to our fulfilment centers through HepsiJet operations. We sort, address and stock the products sent to our fulfilment centers by our merchants who use HepsiLojistik solutions and integrate them into their systems. We handle all fulfillment processes after merchants receive orders from the Hepsiburada platform. We deliver the orders received by our merchants to Hepsiburada customers through HepsiJet’s wide distribution network consisting of 18 transfer centers and 192 branches in 81 provinces or through other cargo companies. Delivery of Orders to Our Customers MARKETPLACE (3P) FBM MODEL After merchants apply to Hepsiburada and provide the necessary information, we review their applications and if approved, we activate their stores on our platform. Merchants list their products on the Hepsiburada platform by uploading product information such as specifications, pricing, inventory, shipping conditions, etc. Merchants who do not use HepsiLojistik solutions keep their products in their own warehouses and carry out all fulfillment processes after receiving an order from the Hepsiburada platform. When merchants receive orders from the Hepsiburada platform, they deliver the orders to Hepsiburada customers via HepsiJet or other cargo companies. Delivery of Orders to Our Customers Store Setup in Hepsiburada Product Listing Hepsiburada Fullfilment Centers HepsiJet Delivery Operations Other Shipping Companies Delivery of Orders to Our Customers Merchants’ Warehousing Processes HepsiJet Inbound Logistics Solutions Product Listing 1P Model HepsiLojistik Model FBM GRI 2-6

Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes Türkiye’s Hepsiburada Highlights in 2022 We were chosen as the most recommended e-commerce brand in Türkiye based on the findings of the independent research organization FutureBrights’ E-commerce NPS (Net Promoter Score) Research. Since 2017, we supported more than 41 thousand women entrepreneurs with our “Technology Empowerment for Women Entrepreneurs Programme” program. By signing the United Nations Women’s Empowerment Principles (WEPs), we have committed to abide by seven principles to create corporate policies that promote gender equality and women’s empowerment. We increased the female employee ratio from 41% in 2020 to 46% in 2022, and the female executive ratio (manager and above) from 31% in 2020 to 34% in 2022. On April 23rd National Sovereignty and Children’s Day, we launched the “One Smile is Enough” project inspired by children’s smiles and reached 32 thousand children from 202 schools. During the reporting period, we calculated our carbon footprint with the understanding that precisely measuring the greenhouse gas emissions resulting from our activities is the first step in assessing our environmental impact and developing action plans in this area. The materiality assessment we completed served as the foundation for our sustainability approach and journey, guiding us in prioritizing sustainability issues and directing our efforts to the areas where we can realize the greatest value. TURKPATENT has registered HepsiJet’s unique “Multi-Vehicle Route Optimization” technology, which provides high efficiency in delivery processes of cargo orders. 15 2022 Sustainability Report

16 2022 Sustainability Report WE SIGNED THE UNITED NATIONS GLOBAL COMPACT With the signing ceremony held following the 10th General Assembly Meeting of Global Compact Türkiye, the local network of UN Global Compact, held in Istanbul on March 25, 2022, we announced that Türkiye’s Hepsiburada became a member of the UN Global Compact (United Nations Global Compact) platform, the world’s largest corporate sustainability initiative and voluntary leadership platform. By becoming a signatory, we have committed to adopting UNGC principles which outline the basic responsibilities of the global business community to the issues of human rights, labor rights, the environment and anti-corruption, and to aligning the company’s strategy and operations with these principles. We launched Hepsiburada Smart by MIMEX, our new generation smart physical store with the first ‘pick & go’ concept based on artificial intelligence, with the support of approximately 2.2 million euros from the European Commission within the scope of Horizon 2020, one of the world’s largest R&D and innovation programs. We started to work in cooperation with the Turkish Patent and Trademark Office to raise awareness in relation to geographically indicated products through the “HepsiTürkiye’den Local Products” program, which aims to help local entrepreneurs use e-commerce and access national and worldwide markets. We launched SanatBurada platform with the aim of supporting art and artists with our technology and allowing artists to share their work with a larger audience. As part of the new opening selection of Sanatburada platform, where we bring art lovers together with contemporary art, we offered 157 works by 27 young artists for sale. With Sanatburada, our customers can follow Türkiye’s contemporary artists and their works on SanatBurada and purchase the works of their choice. With Hepsipay, the “shopping companion” that enables fast, secure, and easy payments, Buy Now Pay Later, immediate one-click payment, and frictionless return, and Hepsipay Papel campaigns, we continued to provide our users with a whole new and innovative payment and online shopping experience. We introduced Hepsiburada Premium, a brand-new monthly paid subscription service, Hepsiburada Premium, the first of its kind in the Turkish ecommerce market. Türkiye’nin Hepsiburada’sı Sürdürülebilirlik Anlayışımız Yenilikçi Çözümlerle Çevreye Duyarlı Operasyonlar Burada Başlar Eşit ve Kapsayıcı Kurum Kültürü Burada Başlar Toplumsal Fayda Burada Başlar Etik ve Şeffaf Yönetişim Anlayışı Burada Başlar Ekler Highlights in 2022

17 Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Türkiye’s Hepsiburada Customer Experience Our “customer first” mentality, which is one of the core pillars of our culture, is what drives us to be one of the most well-known e-commerce firms in Türkiye. With our industry leadership in the independent Net Promoter Score (NPS) performance used to measure customer loyalty and experience, and our success in becoming Türkiye’s “Most Recommended E-Commerce Brand,” according to the results of FutureBright’s “E-commerce NPS (Net Promoter Score) Research,” we continue to be our customers’ first choice. TÜRKİYE’S FIRST NEW GENERATION SMART PHYSICAL STORE EXPERIENCE As Hepsiburada, we launched the first new-generation smart pilot store based on artificial intelligence with the concept of “pick and go” in Istanbul’s Mecidiyeköy Trump Shopping Mall. Hepsiburada Smart, featuring the MIMEX smart store concept, was launched with the support of approximately 2.2 million Euros from the European Commission within the scope of Horizon 2020, one of the world’s largest R&D and innovation programs. The project, which stands for “Micro Market Experience”, was created over the course of two years as a result of international collaboration between our Hepsiburada R&D team and four teams from Italy and Spain. With Hepsiburada Smart by MIMEX, all shopping-related transactions are carried out by using artificial intelligence, image processing and digital weight sensor technologies together. The customers start their shopping journey by scanning the QR code on the kiosk at the entrance of the Hepsiburada Smart store. With the help of next-generation artificial intelligence, image processing and smart shelf technologies with weight sensors, products chosen by customers are instantly added to the virtual cart in the application, and products left back on the shelf are immediately removed from the cart. When the shopping is completed, the customers simply leave the store without making any physical payment. The entire shopping process is completed in seconds. This allows customers to easily buy their products and leave the store in a few minutes without waiting in line at the cash register.

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes


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HEPSIBURADA PREMIUM

With Hepsiburada Premium, the first of its kind in the Turkish ecommerce market, our subscribers have access to a range of benefits and special offers from a range of brands and quicker access to customer support. Hepsiburada Premium, which raises the bar even higher by redefining e-commerce standards, takes our interaction with the consumer to a whole new level by making it about more than just purchasing. We make lives easier, save time, and bring economic benefits with Hepsiburada Premium.



SAFELY AT YOUR DOORSTEP

We deliver large household appliances, which are difficult and unsafe to carry, to the desired place using Hepsijet crews upon customer request with Hepsiburada's "Safely at Your Doorstep" service. We offer live customer representative support regarding technical specifications and current campaigns, fast delivery, and door pickup services with appointments for return requests for large purchases above 40 desi with the "Safely at Your Doorstep" icon on our site. For products that require installation, we send the installation information of the relevant brand to the customers' phones with a text message after purchase. With the Safely at your Doorstep service provided with HepsiJET XL delivery, we make our customers' lives easier by delivering the products safely to their doorstep.


hepsipay

WITH THE UPGRADED HEPSIPAY, WE OFFER QUICK, ADVANTAGEOUS, AND ONE-OF-A-KIND PAYMENT OPTIONS.

With its fresh look, new generation payment system convenience and opportunities, Hepsipay, the "shopping companion", which enables fast, secure, and easy payment, offers users a brand new and innovative experience in payment and online shopping. In addition to the "Buy Now, Pay Later" service that offers consumers the opportunity to meet their needs without delay, Hepsipay enriches the online shopping experience of millions of users by offering one-click payment, fast refunds for cancellations and returns, and earning "Hepsipay Papel".


hepsiburada

NEXT DAY DELIVERY

We provide our consumers with a quick and convenient delivery service with our Next Day Delivery solution, which allows products listed on our platform with the Next Day Delivery logo to be delivered the day after the order date, depending on the location selected by our customers.



RETURN PICK-UP

We improve customer satisfaction with our Return Pick-Up service, which enables our customers to receive their returns from their doorstep with HepsiJET on the day they choose, by opening a return request on the Hepsiburada website, eliminating the need to transport their orders to any cargo company. Since 2020, the rate of non-recommendation because of returns has decreased by 42%, while the number of calls related to returns has decreased by 35%.

18 2022 Sustainability Report
hepsiburada

19 Türkiye’s Hepsiburada Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Our Sustainability Approach Our Sustainability Approach At Hepsiburada, we incorporate sustainability into our business practices with the aim of being a part of the transformation and we carry out our activities to create value in collaboration with all our stakeholders. - Sustainability Governance - Sustainability Approach - Materiality Assessment - Our Contribution to Sustainable Development Goals - Stakeholder Engagement 20 22 24 28 29 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes

20 Türkiye’s Hepsiburada Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Our Sustainability Approach Sustainability Governance At Hepsiburada, we consider sustainability and social responsibility as the core values of our business culture. In this direction, we strive to integrate the value creation approach in economic, social and environmental impact areas into all our activities and our way of doing business. We adopt a sustainability-based service approach with a sense of social and environmental responsibility, and we use the United Nations 2030 Sustainable Development Goals (SDGs) as a guide in all our activities. Guided by the SDGs, we map our efforts and identify which sustainable development goals they serve. To establish an effective sustainability governance model, we formed the Corporate Social Responsibility and Sustainability Department within the Corporate Communications Directorate in 2022 and started to coordinate our efforts in this area. In the same year, we formed our 27-person Sustainability Committee, comprised of 10 different departments and led by the Corporate Communications, Sustainability, and Social Responsibility team, to engage the full Hepsiburada ecosystem in sustainability activities. Hepsiburada Sustainability Governance Structure Corporate Governance Committee Sustainability Committee Sustainability Team Corporate Governance Working Group Operations & Environment Working Group Stakeholder Relations and Social Responsibility Working Group Innovation Working Group Employees and Customers Working Group Our Sustainability Committee, led by our CEO, assesses policies, agendas, and material issues related to Environment, Social, and Governance (ESG), develops plans for issues prioritized by our stakeholders, and implements projects and activities. Our Sustainability Committee reports to our Corporate Governance Committee. Our committee is chaired by our CEO and C-level executives. The Sustainability Team, which reports to the Committee, constitutes our core team. We have dedicated working groups for our sustainability concerns, which we handle along the axes of environment, social, and governance, and the groups are made up of our colleagues who are specialists in their respective fields. All the working groups are chaired by a representative from senior management. The overall coordination of the working groups is provided by the Corporate Communications, Corporate Responsibility and Sustainability team. We began this journey with the motto “Sustainable Tomorrows Begin Here!” and our Sustainability Committee brings together different teams within our Company that manage environmental, social, and governance issues and monitors processes, performance and projects, as well as to sets targets and forms action plans. GRI 2-14

21 Türkiye’s Hepsiburada Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Our Sustainability Approach Hepsiburada Sustainability Governance Structure meets 4 times a year and works to improve our sustainability strategy and policies. As a result of these efforts, the Committee sets our short, medium, and long-term goals, converts them into performance criteria, and monitors progress as well as actions of our working groups and determines if there is a need to form a new working group. In addition, the Committee is also responsible for all sustainability communication carries out all the processes of our Sustainability Report, in which we transparently present our sustainability activities. To strengthen the definition of sustainability at Hepsiburada, we take into consideration the evolving environmental conditions, our ESG material issues and goals together with our committee. In the coming years, together with the Sustainability Team, we aim to carry out activities that will ensure sustainability integration across our entire value chain in addition to our own operations. GRI 2-14

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Sustainability Approach

There have been major changes in the economic system, our planet, and the fabric of society since the 18th century. From rapid population growth to globalization, from climate change to the extinction of biodiversity, and from digitalization and innovation to socioeconomic inequality, we are witnessing change and transformation in a variety of domains at a faster and more tangible pace. To build a more habitable planet and a more sustainable future, everyone - from governments to businesses, societies to individuals - must adapt to a fast-changing world and the conditions it brings.



With the growing digitalization of recent years, particularly after the pandemic, e-commerce sales have more than doubled in the previous five years, and the market is predicted to nearly double again by 2026.[3,4] While the industry's growth has created many opportunities, such as allowing small businesses to access global markets and making people's lives easier, it has also created a number of environmental concerns, such as increased demand for logistics, more waste, and larger carbon footprints, as well as social concerns, such as occupational health and safety and employee wellbeing.

With factors such as greater consumer awareness and stakeholder and investor expectations, the sustainability of the sector is one of the most pressing issues today, and

[3] "Here's why e-commerce growth can stay stronger for longer," Morgan Stanley, June 14, 2022.
[4] Daniela Coppola, "E-commerce as share of total retail sales worldwide 2015–2021, with forecasts to 2026," Statista, September 21, 2022.

22 2022 Sustainability Report GRI 2-22, GRI 2-23, GRI 3-3 hepsiburada

23 Türkiye’s Hepsiburada Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Our Sustainability Approach it is expected to become even more critical in the coming years. Companies in the sector are now required to carry out operations in a conscious and thoughtful manner that considers their impact on the environment, society, and the economy, as well as to adopt approaches and carry out activities that create long-term value while taking into account and minimizing their negative impacts. At Hepsiburada, we incorporate sustainability into our business practices with the aim of being a part of the transformation and we carry out our activities to create value in collaboration with all our stakeholders. In this context, we shape our sustainability strategy, which we established within the framework of our vision, purpose, and corporate values, around four focus areas. We focus on four aspects of sustainability: The Environment, which entails innovation, efficiency and protection, our People and the Community, which include the human and social dimensions of sustainability, and Governance, which is built upon integrity, transparency and accountability. “Transformation for a Sustainable Tomorrow Starts Here” is our motto in the first sustainability report of Türkiye’s Hepsiburada. We know that it is the responsibility of each and every one of us to maintain our relationships with all our stakeholders based on mutual respect and trust. For more than 20 years, we have been acting according to the highest ethical standards in line with our principles of integrity, transparency and accountability, and we conduct our operations in compliance with all applicable international and national laws. We are aware of our obligation as part of the transformation to leave a habitable planet for future generations and to build a sustainable today and tomorrow. We respect the environment in our operations with innovative solutions, concentrating on protecting natural resources and decreasing our environmental impact on our planet with limited resources, as a firm that focuses on the constructive power of technology. We see social responsibility as a core pillar of our business, and we conduct all of our operations with the intention of creating a positive impact for our stakeholders and promoting societal advancement. In line with our responsible brand approach, we sought to make a difference in our society through collaboration with public and non-governmental organizations to serve various parts of society and create social value through the projects we implement. We consider it one of our most important obligations to establish an inclusive work environment where everyone has equal opportunities and respects differences among our employees, who are the key to our success. We work hard to keep our employees healthy, happy, and motivated by providing a safe workplace that prioritizes physical and mental health and encourages personal development. Environment Community Governance Employees GRI 2-22, GRI 2-23, GRI 3-3

24 Türkiye’s Hepsiburada Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Our Sustainability Approach Materiality Assessment At Hepsiburada, we care that our efforts in our sustainability journey focus on contributing to and creating meaningful impact for the entire value chain. To this end, we conducted a materiality assessment to guide us in prioritizing sustainability issues, to help us understand the expectations of our stakeholders and to direct our efforts to the areas where we can create the most value. We assessed the current and potential impacts of material issues—which we will address in a variety of contexts, including the environmental, social, and governance dimensions—on our operations, the impact Hepsiburada has on these issues, as well as the perspectives of our different stakeholders. In this way, this assessment helped underpin our sustainability approach and journey, and guided the development of our first sustainability report. We carried out the materiality assessment in three steps to identify our material issues. In the first step, we aimed to identify the potential material issues by conducting an external environmental analysis. In this context, we reviewed our impact across our entire value chain and used SASB (Sustainability Accounting Standards Board), S&P (Standard & Poor’s) and MSCI (Morgan Stanley Capital International) material issues for the sector. We also conducted a benchmark study by examining the sustainability activities of organizations operating in our sector. Based on this research, we have identified potential material issues in the environment, employee, community, and governance focus areas. 1. IDENTIFICATION OF POTENTIAL MATERIAL ISSUES • We looked into the sectoral material issues published by indices such as SASB, MSCI, S&P. • We conducted a benchmark analysis to evaluate sectoral focus areas and best practices. • With the external environmental analysis we conducted, we identified the potential material issues in line with Hepsiburada’s sustainability approach. 2. CONSULTING INTERNAL AND EXTERNAL STAKEHOLDERS • We reached more than 6,000 internal and external stakeholders through surveys, sharing a list of potential material issues and seeking their views. • We consulted the C-level executives to ensure that potential material issues are also reviewed by the senior management. 3. CREATING THE MATERIALITY MATRIX • We conducted a study in which we assessed the priority of each of our key stakeholder groups. • We created the materiality matrix using all the inputs we obtained through surveys and external environment analysis. • Finally, we presented the matrix and results to our senior management for their approval. GRI 3-1, GRI 3-2

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

We conducted internal and external stakeholder analysis with the participation of our key external stakeholders, which we identified as investors, banks, merchants, customers, retail suppliers, operational suppliers, universities, non-governmental organizations and cooperatives, and our employees as internal stakeholders, and determined our stakeholders' priorities. As part of the second step, we also consulted our senior executives to determine the importance of the material issues for Hepsiburada.

In the final step, we began working on the matrix using the inputs obtained from external environmental analysis, executives' opinions, and internal and external stakeholder surveys. In this context, we performed a study in which we assessed the importance of each key stakeholder group for us and reflected the perspectives of our internal and external stakeholders in our matrix based on the study's findings. Finally, we presented the matrix and results to the senior management for their approval.

This matrix, which includes the materiality assessment results, guides us at Hepsiburada in our sustainability journey in terms of how we should use our resources, where we should focus on improving ourselves, and how we can create value for our stakeholders. The material issues were color coded as "Environment," "Employees," "Community," and "Governance" in the matrix generated based on the assessment outcomes. At the same time, we have categorized the issues according to their weight as "Level One", "Level Two", and "Level Three" and accordingly, we have included our activities on these issues in the relevant sections of the report.


Imprtance for Stakeholders
Tertiary
Secondary
Primary
1 Women Entrepreneurship
3 Employee Health, Safety and Wellbeing
4 Positive Social Impact
2 Inclusion, Equality and Diversity
5 Ethical Business Conduct
11 Talent Management and Development
12 Economic Performance
6 Sustainable Products and Packaging
9 Sustainable Logistics
7 Circularity and Waste Management
10 Environmental Impact
8 Data Security and Privacy
13 Supply Chain
14 Protection of Intellectual Property Rights
15 Water Consumption
Environment
Employees
Community
Governance
Imprtance for Hepsiburada

In the table on the next page, you can see the prioritization of our material issues, which United Nations Sustainable Development Goals they contribute to and which key stakeholder groups prioritize them.

25 2022 Sustainability Report GRI 3-1, GRI 3-2 hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

MATERIAL ISSUE				DEFINITION FOR HEPSIBURADA	STAKEHOLDERS WITH MATERIAL EXPECTATIONS
PRIMARY MATERIAL TOPICS	COMMUNITY	1	Women Entrepreneurship	At Hepsiburada, we recognize how critical it is for women to participate in and contribute to the business world, and we actively work to enhance women's employment rates and economic engagement through a variety of initiatives.	Senior Management, NGOs, Investors, Merchants, Banks, Cooperatives, Universities, Public Administrations
	EMPLOYEES	2	Inclusion, Equality and Diversity	With our inclusive and egalitarian approach, we are working hard to create a workplace where social inequities are eliminated and every employee can showcase their talents under a fair management.	Senior Management, Employees, Merchants, Universities
			Employee Health, Safety and Wellbeing	Employee health, safety, and wellbeing are among our top company concerns, and we strive to apply industry-leading practices by creating a safe working environment for our employees.	Senior Management, Employees, Customers, Merchants, Suppliers, Universities
	COMMUNITY	4	Positive Social Impact	We conduct all of our activities with the goal of contributing to and growing alongside our stakeholders, and we show our support for women, children, disadvantaged individuals, animals, nature, science, culture, education, sports, and the arts through our work in these areas.	Investors, Customers, NGOs, Universities, Cooperatives
	GOVERNANCE	5	Ethical Business Conduct	We draw strength from our transparent and ethical business practices and act according to the highest ethical standards in line with our principles of integrity, transparency and accountability.	Senior Management, Banks, Customers, Cooperatives, Universities
SECONDARY MATERIAL TOPICS	ENVIRONMENT	6	Sustainable Products and Packaging	We conduct research and development projects to develop responsible and sustainable packing and packaging solutions through the power of technology and innovation, and we reduce our environmental impact through more efficient and innovative resource management practices.	Investors, Customers, Employees, Retail Suppliers
		7	Circularity and Waste Management	To reduce the environmental impact of our operations caused by waste, we adopt a circular economy approach and work to reduce resource use, to separate solid waste created at its source, and return it to the economy through reuse and recycling.	Retail Suppliers, Banks, NGOs
	GOVERNANCE	8	Data Security and Privacy	We value the trust that merchants and buyers place in Hepsiburada by protecting all personal information, and we prioritize privacy principles and compliance. We are committed to maintaining a globally recognized privacy and information protection policy in line with international best practices and standards, including the ISO 27001 Information Security Management System Standard.	Senior Management, Suppliers

26 2022 Sustainability Report

GRI 3-1, GRI 3-2, GRI 3-3

hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

MATERIAL ISSUE				DEFINITION FOR HEPSIBURADA	STAKEHOLDERS WITH MATERIAL EXPECTATIONS
SECONDARY MATERIAL TOPICS	ENVIRONMENT	9	Sustainable Logistics	We take a responsible approach to the environmental impact of our extensive logistics, distribution, and delivery network and will continue to strive to reduce our environmental impact through improved operational efficiency and effectiveness.	Investors, Banks, Retail Suppliers
		10	Environmental Impact	While recognizing the importance of creating value in harmony with our planet as we grow, we are working to develop innovative and efficient solutions that reduce our environmental impact by harnessing the power of technology while growing alongside our stakeholders by pioneering Türkiye's digitalization.	Investors, Customers, Employees, NGOs, Cooperatives
	EMPLOYEES	11	Talent Management and Development	In line with the corporate strategies and needs, we strive to develop the professional competencies and managerial skills of Hepsiburada's most valuable asset, our employees. We provide training opportunities based on our employees' competencies and career ambitions. With our 360-degree performance management approach, which rewards accomplishment and focuses on areas for development, we provide our employees with the opportunity to grow in every way.	Employees, Merchants
	GOVERNANCE	12	Economic Performance	With our Hepsiburada platform, our brands that bring an innovative perspective to their fields; with 3,806 employees, more than 99 thousand active merchants, more than 5000 suppliers, thousands of women entrepreneurs and cooperatives we support, and the projects we carry out, we add value for the national economy and all of our stakeholders.	Investors, Suppliers
TERTIARY MATERIAL TOPICS	GOVERNANCE	13	Supply Chain	We prioritize fundamental human rights at every stage of our supply chain in accordance with international standards and all applicable legislation and regulations, particularly the International Labor Organization (ILO) and United Nations (UN) Conventions, and we share the obligations of this task with our suppliers. We focus on making a positive impact in our value chain via law-compliant, ethical, fair, transparent, and accountable business practices in collaboration with all stakeholders in our supply chain.	Suppliers, Universities
			Protection of Intellectual Property Rights	We believe that the protection of intellectual property rights is one of the key elements of operating a healthy and sustainable e-commerce system. We continuously advance our efforts to uphold confidence in the evolving and changing digital environment through the measures we take and the properly designed information security policies.	Retail Suppliers
	ENVIRONMENT	15	Water Consumption	At Hepsiburada, we value the efficient use of water, one of our planet's limited resources, and we monitor our use and conduct efficiency studies in this regard.	Retail Suppliers

27 2022 Sustainability Report

GRI 3-1, GRI 3-2, GRI 3-3

hepsiburada

28 Türkiye’s Hepsiburada Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Our Sustainability Approach Our Contribution to Sustainable Development Goals We contribute to the Sustainable Development Goals (SDGs), consisting of 17 goals and 169 targets accepted by 193 United Nations (UN) member countries, which were put forward with the slogan “Leave no one behind”. We prioritize serving these goals at Hepsiburada to leave a more sustainable and habitable planet for future generations, and we directly and indirectly support 12 SDGs through the actions we carry out within the scope of our material issues. ENVIRONMENT Environmental Impact Sustainable Products and Packaging Sustainable Logistics Circularity and Waste Management Water Consumption EMPLOYEES Inclusion, Equality and Diversity Talent Management and Development Employee Health, Security and Wellbeing COMMUNITY Positive Social Impact Women Entrepreneurship GOVERNANCE Ethical Business Conduct Economic Performance Supply Chain Data Security and Privacy Protection of Intellectual Property Rights

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Stakeholder Engagement

McKinsey & Company's 2020 Stakeholder Capitalism Report points out that companies that adopt stakeholder capitalism increase profitability and company value. The report proposes two different and complementary approaches. One is to include independent directors with diverse experience, skills and interests who can reflect the priorities of a wider range of stakeholders rather than just shareholders. The other approach is to redefine corporate governance principles to take into account stakeholders instead of shareholders.[5]

In the light of all these outcomes, we know that it is not possible for organizations to survive on their own. Growing hand in hand with different stakeholders and working towards the same goals are what strengthens and sustains companies. At Hepsiburada, we identify our stakeholders who have a direct impact on our work, and we pay attention to interact with them on a regular basis. We engage with our stakeholders through various communication channels and empower them to contribute to our processes by seeking their input.

We asked our stakeholders what topics should be on our agenda with the understanding that they will serve as our best resource in selecting our sustainability material issues. To assess their inputs, we grouped stakeholders into several focus groups and adjusted their contribution rates in our impact matrix in accordance with this grouping. Please see the Materiality Assessment section for more information.


Employees
Investors and Shareholders
Merchants
Public Institutions
Banks
Cooperatives
Media
Universities
Non-Governmental Organizations
Suppliers
Retail Suppliers
Customers
hepsiburada

[5] McKinsey & Company. 2021 McKinsey's Stakeholder Capitalism Report. https://www.mckinsey.com/tr/our-insights/stakeholder-capitalism-report

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KEY STAKEHOLDER GROUP	COMMUNICATION CHANNEL	COMMUNICATION FREQUENCY
Employees	Slack, Mail, Phone, Physical/Online meetings, HepsiOne meetings, Motivation meetings, HepsiFun activities, Employee Loyalty survey Bence system	Continuous
Investors and Shareholders	Press Releases, Financial Reports, Presentations, Webcast, Annual Reports, Material Disclosures, Website, Investor Meetings	Quarterly, Annual, Continuous
Customers	Call center, Whatsapp, CRM, Market research, UX research, CX research	Continuous
Suppliers	Mail, Phone, Whatsapp, Online and face-to-face meetings	Continuous
Merchants	Ticket, Call Center incoming calls, Merchant calls, Meetings - face-to-face communications, Projects, Merchant Announcements	Continuous
Retail Suppliers	E-Mail, Telephone, Face-to-face events, Online meetings, Internal messaging, Satisfaction survey, Training meetings, Projects	Continuous
Public Institutions	Face-to-face visits, Email, Telephone, Online interviews	Periodic
Banks	Press Releases, Financial Reports, Website, Meetings	Periodic
Non-Governmental Organizations	Internal messaging, Meetings, Media Events, Projects, Satisfaction Survey	Continuous
Cooperatives and Women Entrepreneurship	Meetings, Internal messaging, Website, Projects, Media Events, Face to face visit	Continuous
Universities	E-mail, Whatsapp, Phone calls, Face-to-face and Online Physical Activities	Periodic
Media	Press conferences, Media events, Financial reports, Announcements and disclosures, Website	Periodic

30 2022 Sustainability Report

GRI 2-6, GRI 2-25, GRI 2-26, GRI 2-29

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31 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Environmentally Responsible Operations Through Innovative Solutions Start Here Environmentally Responsible Operations Through Innovative Solutions Start Here! We are mindful of our obligation as part of the transformation to leave a habitable planet for future generations and to build a sustainable today and tomorrow. As a firm that focuses on the constructive power of technology, we respect the environment in our operations with innovative solutions, concentrating on protecting natural resources and decreasing our environmental impact on our planet with limited resources. - Environmental Impact - Sustainable Products and Packaging - Circularity and Waste Management - Sustainable Logistics - Water Consumption 32 34 36 38 41 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes Environmentally Responsible Operations Through Innovative Solutions Start Here

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Environmental Impact

In the last two centuries since the 1880s, widespread and rapid changes have occurred in the atmosphere, ocean, cryosphere, and biosphere due to anthropogenic greenhouse gas emissions. Because of the greenhouse gases emitted into the atmosphere since the industrial revolution, the average global temperature has increased by about 1.07 degrees Celsius with regional variations.[6]

Climate change threatens life on Earth by triggering a wide range of environmental changes, including reduced biodiversity, harder access to clean water, rising sea levels, and increased likelihood of a range of climate hazards, including extreme heat, desertification, and extreme weather events. The need to reduce our environmental impact to tackle the climate crisis, one of the most pressing challenges of our century, concerns all sectors, including the e-commerce sector, companies, public institutions, academics, and society. We are all responsible for creating a paradigm of sustainable development that is not harmful to the environment.

At Hepsiburada, we understand that as we grow, we need to create value while remaining environmentally conscious. We are aware of our obligation as part of the transformation to leave a habitable planet for future generations and to build a sustainable tomorrow. That's why we focus on conserving natural resources and reducing our environmental impact on a planet with limited resources. While growing together with our stakeholders as a pioneer in Türkiye's digitalization process, we strive to develop innovative and efficient solutions that reduce our environmental impact by harnessing the power of technology.

HEPSIBURADA'S CARBON FOOTPRINT

Governments, the private sector, and communities must all work together to cut greenhouse gas emissions, which accumulate in the atmosphere and cause the surface and the oceans to warm rapidly. Particularly in recent years, many countries have implemented emission trading schemes, carbon or energy taxes, regulations and standards on energy efficiency and emissions. In addition to being prepared for future national or regional climate policies, businesses must manage environmental risks and minimize greenhouse gas emissions to achieve long-term and sustainable prosperity.

Knowing that precisely measuring the greenhouse gas emissions resulting from our activities is the first step in assessing our environmental impact and developing action plans, we calculated our carbon footprint during the reporting period.

IN ORDER TO ASSESS OUR ENVIRONMENTAL IMPACT AND DEVELOP ACTION PLANS, WE CALCULATED OUR CARBON FOOTPRINT DURING THE REPORTING PERIOD.

Energy Consumption Breakdown


9%
Electricity
15%
Company Vehicles
6%
Buildings
70%
Fleet

[6] IPCC, 2021: Summary for Policymakers. In: Climate Change 2021: The Physical Science Basis. Contribution of Working Group I to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change [Masson-Delmotte, V., P. Zhai, A. Pirani, S.L. Connors, C. Péan, S. Berger, N. Caud, Y. Chen, L. Goldfarb, M.I. Gomis, M. Huang, K. Leitzell, E. Lonnoy, J.B.R. Matthews, T.K. Maycock, T. Waterfield, O. Yelekci, R. Yu, and B. Zhou (eds.)]. In Press.

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In line with the measurement guidelines of the Greenhouse Gas Protocol (GHG) standard developed jointly by the World Business Council for Sustainable Development (WBCSD) and the World Resource Institute (WRI), we have calculated our Scope 1, 2 and 3 emissions after an intensive data collection and calculation process for the past 3 years, including the reporting year of 2022.

You can access detailed indicators of our energy consumption and emission data in the Environmental Performance Indicators section.

GHG Emissions (ton CO_2e)


2022
31,630.9
2,478.2
550.7
2021
19,207.1
1,952.6
56.9
2020
2,541.1
2,040.1
55.1
Scope 1
Scope 2
Scope 3

COMMON BARCODE SYSTEM

We developed a Common Barcode system to increase efficiency in our sales operations and shorten the processing times in the warehouse. With this system, Hepsiburada's own barcodes are printed at the same time as the corporate barcode of the cargo company assigned to the order, saving the printing of more than 700,000 labels every month on average. This practice helps us to reduce our environmental impact by saving both time and materials when fulfilling our warehouse orders. In the first stage of the project, we started to use common barcodes with the cargo companies we were working with, and later we switched to using the common barcode with our retail suppliers as well. Next, we will include the infrastructure of all direct sales operations and marketplace merchants in this system, which will allow us to make these savings sustainable in Hepsiburada Ecosystem.

HEPSİMAT

As part of our delivery services, we launched the HepsiMat solution to create a network of collection points where customers can pick up their purchases. With HepsiMat points, where we deliver more than 3 thousand orders daily, we offer our customers alternatives in terms of cargo delivery time and place, enabling them to receive their orders from a delivery point outside their homes and workplaces at any time they wish. Through over 3333 HepsiMat points across Türkiye, we offer all the companies and institutions we work with, from shopping malls to gas stations, grocery stores to stationery stores, the opportunity to enrich the service they provide to their existing customers while also helping to increase the vitality of their stores and enabling them to grow. In addition, we ease the burden on cargo companies by increasing the number of HepsiMat delivery points. We ensure that our customers can easily pick up their orders from HepsiMat points on foot or by car on their current routes, and we reduce the environmental impact caused by the last mile delivery by preventing energy consumption and carbon emissions caused by taking the package back to the same delivery point, especially for customers who cannot pick up the package because they are not at home / at work.

WITH THE COMMON BARCODE SYSTEM THAT WE DEVELOPED, WE SAVE THE PRINTING OF MORE THAN 700,000 LABELS EVERY MONTH ON AVERAGE.


hepsimat
hepsiburada

33 2022 Sustainability Report GRI 3-3, GRI 302-1, GRI 305-1, GRI-305-2, GRI 305-3, GRI 305-5 hepsiburada

34 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Environmentally Responsible Operations Through Innovative Solutions Start Here Sustainable Products and Packaging As humans, we need to act with the understanding that Earth, the only planet with life in the known universe, has limited resources. However, with rapid population growth, economic growth and increased consumption, there has been a significant increase in the rate of consumption of natural resources. Today, at the current rate of consumption, the demand for natural resources exceeds 41% of the world’s idle capacity.7 The fact that the Earth Overshoot Day, which has been occurring earlier and earlier for years, took place on July 28th in 2022 shows us how fast we are consuming a year’s worth of natural resources that our planet has to offer. This leads to increased pressure on natural resources such as land, water and air, and destabilizes natural systems as a whole. To live without exceeding nature’s capacity to replenish its own resources and to leave a habitable world for future generations, we need to use our resources efficiently. At Hepsiburada, we focus on conserving natural resources and reducing our environmental impact on a planet with limited resources. We make use of old electronic products through our Refurbish the Old project, support the local economy through the HepsiTürkiye’den program, while encouraging the consumption of local products. We produce solutions that optimize the use of materials with our responsible packing and packaging practices, and we reduce our environmental impact by adopting more efficient and innovative management ways for existing resources. REFURBISH THE OLD As a result of rapidly developing technology and changing consumption habits, we are rapidly replacing the electronic devices we use, buying new ones and discarding old ones. In this unsustainable cycle, electronic devices, which often end their journey in landfills, become part of the rapidly growing hazardous waste problem on our planet. At Hepsiburada, with our Refurbish the Old Project, which we launched in 2020, we take old devices from our customers’ homes and refurbish/ reuse/recycle them, and in return, we offer gift vouchers or cash payments or the opportunity to buy a new phone. We refurbish/reuse/recycle old devices in line with the procedures determined by Hepsiburada and its business partners, thus contributing to the circular economy, which is necessary for sustainability, by ensuring that they are brought back into the economy. In this project, the number of applications has increased by 258% since the beginning of 2022 and we have reached 73 thousand customers and 124 thousand applications. 7 Emergency, 9. (2015, July 8). Planet Earth and its Limits on Use of Natural Resources. World Resources Forum. https://www.wrforum.org/opinion/planet-earth-limits-natural-resources/ GRI 3-3, GRI 301-1, GRI 301-2, GRI 301-3

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PACKING AND PACKAGING WITH INNOVATIVE SOLUTIONS

Packing and packaging play a key part in our customers' delivery experience, and it is a crucial issue that must be addressed in the sustainability journey of all e-commerce businesses. Our customers are aware of the environmental impact that packaging creates, and act accordingly, and they also expect us to deliver their purchases safe and sound. Even today, when new packaging technologies and recycled and/or recyclable packaging materials are rapidly becoming widespread, packaging still has a take-make-waste life cycle. In this cycle, known as the linear economic model, raw materials taken from nature are returned to nature as waste after a short lifespan, resulting in considerable usage of natural resources and the production of large volumes of waste. Of course, we need packaging to deliver orders safely and undamaged to our customers, but in a world with limited resources and a growing waste problem, we also need to shift toward environmentally friendly practices, reduce our packaging volumes, and adopt circular models that reduce or eliminate waste.

At Hepsiburada, we conduct research and development to develop responsible, sustainable packing and packaging solutions that we can integrate into our operations. We produce solutions that optimize the use of materials by harnessing the power of technology, and we reduce our environmental impact by adopting more efficient and innovative management options for resources.

We use two different materials in our packing processes: paper-based parcels and plastic-based PVC to prevent problems such as breakage and leakage. When an order is received, the products are brought from the shelves to the packaging area in our fulfillment centers, and we ensure that the products are packaged in the most appropriate way using software developed by Hepsiburada engineers, which specifies which parcel or package the products should be placed in with the least amount of packaging. The shrink machine is used especially for packaging liquid products and enables us to handle them in the most efficient way, so we both achieve financial savings and minimize waste.

In our direct sales model, retail suppliers send the products to our fulfillment centers in paper and plastic packaging to ensure safe and undamaged delivery. To keep waste packaging materials from going to landfill after products are unpacked and placed on the shelf, we send this valuable waste, as well as all packaging waste generated in our fulfillment centers, to licensed recycling facilities and ensure that they are brought back into the economy in line with the circular model. With this method, we ensured that approximately 934 thousand kilograms of packaging waste was recycled in 2022. Thus, on the one hand, we ensure that waste is not sent to landfills, while on the other hand, we reduce our environmental footprint caused by waste.

Packaging Materials (kg)


2020
920,056
2021
1,610,514.56
623,994.15
2022
1,801,065.06
701,384.77
Paper
Plastic

IN 2022 APPROXIMATELY 934 THOUSAND KILOGRAMS OF PACKAGING WASTE WAS RECYCLED. WE ENSURE THAT WASTE IS NOT SENT TO LANDFILLS, WHILE ON THE OTHER HAND, WE REDUCE OUR ENVIRONMENTAL FOOTPRINT CAUSED BY WASTE.



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GRI 3-3, GRI 301-1, GRI 301-2, GRI 301-3

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Circularity and Waste Management

As economies continue to grow, so does the demand for raw materials, energy and other natural resources. As consumption rises, waste that is not properly managed ends up in landfills, rivers, seas, and oceans. Today, on average, we generate close to 2 billion tons of waste globally.[8] This has environmental, economic and social consequences beyond national borders, affects human health and quality of life, causes soil and water pollution, deterioration of air quality. Due to the irresponsible use and waste of resources, we are exploiting unsustainable amounts of natural resources to keep up with increasing consumption and pushing the limits of our planet.[9]

To tackle the growing waste problem and leave a habitable world for future generations, we urgently need to shift from the linear economic model of "take, make, waste", where natural resources are taken and turned into products and then landfilled, incinerated or left to mix with nature, to widely recognized sustainable alternatives such as the waste hierarchy and circular economy approaches.

While the waste hierarchy approach prioritizes waste prevention, reuse, recycling, and recovery over disposal, the circular economy approach encourages products to be designed to reduce waste, products and production materials to be used as long as possible, and end-of-life products to be recycled back into the economy.

At Hepsiburada, to reduce the environmental impact of our operations caused by waste, we carry out studies to reduce the use of resources, separate the wastes at the source and bring them back to the economy through reuse and recycling, and we consider sending the wastes to landfill as a last resort. The majority of the waste generated by our operations comes from packaging materials used to deliver products to our customers, therefore as our business grows, so does our packaging waste. You may check the Responsible Packing and Packaging section for more information on our efforts in this matter.


LINEAR MODEL
Take
Make
Use
Waste
CIRCULAR MODEL
Take
Make
Use
Repair
Reuse
Recycle

[8] Silpa Kaza & Lisa C. Yao & Perinaz Bhada-Tata & Frank Van Woerden, 2018. "What a Waste 2.0," World Bank Publications - Books, The World Bank Group, number 30317, November.
[9] Mathy Stanislaus, 2018. Barriers to a Circular Economy: 5 Reasons the World Wastes So Much Stuff (and Why It's Not Just the Consumer's Fault). World Resources Institute. https://www.wri.org/insights/barriers-circular-economy-5-reasons-world-wastes-so-much-stuff-and-why-its-not-just

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On the other hand, we take care to separate other wastes generated in our offices and fulfillment centers at the source by using separate waste bins. Furthermore, waste from excess inventory, such as overstocked, returned, damaged, or expired products, is carefully managed.

We reintroduce returned products, especially electronic ones, which are returned due to problems such as breakage and deterioration in cargo and other reasons, to the economy by outlet sales

In order to increase the lifespan of the wooden pallets we use for transporting products and bringing them to warehouse centers, we repair and reuse broken or damaged pallets.

We have a second-hand shop inside our fullfilment centers for Hepsiburada blue collar workers. We store the products that can be used in this shop and offer them to blue-collar people in need.

We send expired products from our fulfillment centers to recycling facilities. In 2022, we sent 21 thousand kilograms of food waste to recycling.

We stop harmful substances from contaminating the environment by shipping detergent and other chemical items -whose packaging is broken, damaged, or rendered useless during transport- to recycling facilities. In 2022, we sent 78 thousand kilograms of chemical waste to recycling.

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GRI 3-3, GRI 306-1, GRI 306-2, GRI 306-3, GRI 306-2, GRI 306-5

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38 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Environmentally Responsible Operations Through Innovative Solutions Start Here Sustainable Logistics GHG emissions from transportation and the sector’s percentage of global GHG emissions increased dramatically as economies moved from agriculture to industries and services.10 Emissions related to road freight transportation, which is in the impact area of Hepsiburada’s operations, have increased by more than 20 percent since 1995, even though vehicles are more efficient today. By 2050, transportation emissions are expected to more than double compared to 2015 due to a number of factors, such as population growth, demographic shifts, increased consumption brought on by economic growth, the expansion of the transportation industry, and the demand for transportation in both developed countries seeking to sustain economic growth and in developing countries where many people are gaining access to the global markets for the first time.11 Due to its dependence on fossil fuels and direct greenhouse gas emissions, the transportation sector, which has been expanding quickly over the past few decades and is predicted to do so in the future, indirectly contributes to global warming while also having an adverse impact on human health through noise and air pollution. To address climate change, one of the most pressing issues of our day, the transportation industry must undergo significant transformations to meet the objective of limiting global temperature rise to 1.5 degrees Celsius. In the increasingly competitive environment of the e-commerce sector, in which long-distance, regional and intra-city transfers as well as last mile delivery are all relying on transportation, companies are expected to meet customers’ expectations for fast, practical, transparent, and flexible delivery, as well as the increasing demands of investors, customers, and other stakeholders, while implementing sustainable strategies and practices that consider the environmental and social impacts of their activities. At Hepsiburada, with our seven fulfillment centers covering a total area of 143.5 thousand square meters, including our Gebze fulfillment center, which is our largest storage center, and Tuzla, Ankara, İzmir, Adana, Diyarbakır and Erzurum fulfillment centers, we conduct our Hepsilojistik operations, which provides logistic support for the pre- and post-sales processes of our corporate customers, including product entry, transportation, addressing and counting, customer order management, order picking, packaging and invoicing, shipping, delivery to customer and customer return processes. We serve more than 1500 e-commerce partners in distribution and delivery processes through HepsiJET operations in our 18 transfer centers and 192 branches in 81 provinces. We take a responsible approach to the environmental impact of our extensive logistics, distribution, and delivery network, and utilize the power of our technology to be a part of the sustainable transformation and continue our efforts to reduce our environmental impact by improving our operational efficiency and effectiveness through innovative approaches. LOGISTICS CARBON FOOTPRINT While providing our clients throughout Türkiye with a variety of delivery options to ensure that their goods are delivered quickly and safely, we also strive to reduce the environmental impact of our transportation activities through innovative solutions. Since the first step to be taken in this direction is to fully measure our environmental impact by using the right calculation methods, we conducted a carbon footprint mapping study in 2022 and analyzed the emissions arising from our logistics and transport activities. WE SERVE MORE THAN 1500 E-COMMERCE PARTNERS IN DISTRIBUTION AND DELIVERY PROCESSES THROUGH HEPSIJET OPERATIONS IN OUR 18 TRANSFER CENTERS AND 192 BRANCHES IN 81 PROVINCES. 10 Sims R., R. Schaeffer, F. Creutzig, X. Cruz-Núñez, M. D’Agosto, D. Dimitriu, M.J. Figueroa Meza, L. Fulton, S. Kobayashi, O. Lah, A. McKinnon, P. Newman, M. Ouyang, J.J. Schauer, D. Sperling, and G. Tiwari, 2014: Transport. In: Climate Change 2014: Mitigation of Climate Change. Contribution of Working Group III to the Fifth Assessment Report of the Intergovernmental Panel on Climate Change [Edenhofer, O., R. Pichs-Madruga, Y. Sokona, E. Farahani, S. Kadner, K. Seyboth, A. Adler, I. Baum, S. Brunner, P. Eickemeier, B. Kriemann, J. Savolainen, S. Schlömer, C. von Stechow, T. Zwickel and J.C. Minx (eds.)]. Cambridge University Press, Cambridge, United Kingdom and New York, NY, USA. 11 ITF (2021), ITF Transport Outlook 2021, OECD Publishing, Paris, https://doi.org/10.1787/16826a30-en. GRI 305-5

39 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Environmentally Responsible Operations Through Innovative Solutions Start Here We have a large fleet of vehicles ranging from heavy vehicles for long-distance transportation to commercial vehicles for the last-mile delivery. Therefore, transportation, which has a significant share in our operational activities, accounts for 70% of our energy consumption and 90% of our Scope 1 emissions. Meeting the increasing transport needs of the e-commerce sector, which gained momentum with the Covid-19 pandemic, with sustainable and innovative technologies has brought along an increase in our customers’ demand for more environmentally friendly delivery options. Considering these factors, we are aware that we need to take part in the transition to green transport by adopting efficient fuel consumption practices globally and using low or zero-carbon fuel. In our country, where the infrastructure for the use of electric vehicles and access to electric vehicles with the capacity suitable for the cargo sector is limited, we have a long way to go before the widespread adoption of zero-carbon transportation operations. Therefore, we focus on reducing emissions from our vehicle fleet with different process optimization projects. We carry out more effective operations at lower prices by locating our transfer centers in suitable residential areas around our country, and we save energy, fuel, and costs by moving large quantities of goods to the nearest locations. With our transfer centers opened in 2021 Kayseri, Merzifon, Düzce and Bursa, we reduced our carbon footprint by driving approximately 1 million kilometers less during the reporting period. In the coming periods, we aim to expand sustainable logistics and transportation activities by continuing to conduct route optimization and efficient fuel use projects. HEPSIJET TRANSPORTATION OPERATIONS OPTIMIZATION At HepsiJET, we aim to provide quality delivery services that creates added value for our customers. We conduct research on the accurate generation of vehicle routes and loading optimization in order to manage the large transportation volumes resulting from our rapidly expanding customer portfolio and increasing e-commerce shopping in Türkiye, as well as to transform our transportation model into a more flexible and faster distribution model. Thanks to the projects we carry out in this context, we are able to optimally create cross-dispatch12 and time-window routes, perform accurate loading and offer a fast, error-free, and punctual delivery service. In addition, we aim to save costs and fuel and reduce emissions from our processes by using the right number of vehicles and the most accurate route. MULTI-VEHICLE ROUTE OPTIMIZATION With HepsiJet’s new “Multi-Vehicle Route Optimization” technology, we ensure high efficiency in delivery processes of cargo orders. In this innovative system, registered by TURKPATENT, HepsiJet engineering team was inspired by the natural miracle and instinct of ant colonies carrying food to their nests. This system creates a model according to the priority of the shipments and distance matrix between the delivery and receiving points of the orders. An innovative multi-vehicle distribution scenario is achieved by calculating the delivery costs of each possible route and making a single route to all locations in the set of delivery addresses. With the addition of the total delivery volume to this plan, the entire delivery process 12 The process of sorting the products in the possession of suppliers into categories and certain classes according to customer needs and sending them directly to customers without opening the package and changing the contents of the box, taking them into stock or placing in warehouses. GRI 305-5

40 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Environmentally Responsible Operations Through Innovative Solutions Start Here is handled end-to-end in the most efficient way, with the optimal number of vehicles used from the available vehicles. DELIVERY MANAGEMENT SYSTEM 4.0 To manage the expanding capacity without lowering customer satisfaction, we developed a Delivery Management System with our own resources as part of our HepsiJet operations, which quadruple the number of shipments delivered each year compared to the preceding year, With this system, we were able to make planned technological improvements, integrate automation technologies, increase package traceability, communicate the expected arrival time to customers, provide a payment-at-the-door option, and build mobile solutions that streamline our operations. This helped us to develop the infrastructure of a Delivery Management System that is equipped with algorithms to cover the needs of customers from end-to-end at a national scale. We established a win-win model between customers, carriers, and the business thanks to the prevention of process inefficiencies, thereby assisting in the growth of the e-commerce ecosystem. Our solutions for capacity prediction and route optimization developed with the use of machine learning algorithms, improve resource efficiency, while reducing our environmental impact. IDENTIFYING COMPANY WORKING ZONES THROUGH OPTIMIZATION AND MACHINE LEARNING With the aim of delivering goods on time as the volume of shipments and the number of couriers working in branches increased, we launched a project called Identifying Company Working Zones in 2022 to calculate the positioning of HepsiJET’s branches and identify the working zones of the couriers. Thanks to the algorithm, we ensure that the courier zones are generated automatically, and the work is WE IMPLEMENTED OPTIMIZATION AND CAPACITY MANAGEMENT FOR FAST DELIVERIES WITH TIME WINDOWS PROJECT WHIC WAS FUNDED BY TÜBİTAK IN 2022 TO REALIZE FASTER DELIVERIES. allocated fairly among the couriers with little updates, even in constantly changing volumes. Furthermore, we improve courier satisfaction, transit time, and quality, and strengthen our customer communication. By keeping innovation at the forefront, this project fully adapts to the large volume changes in the industry and changing field operations, providing data for machine learning to help us create zones more efficiently and improve our operational efficiency by making forward-looking predictions. OPTIMIZATION AND CAPACITY MANAGEMENT IN FAST DELIVERIES WITH TIME WINDOWS We observe that the time windows for the delivery of e-commerce products are shrinking and the expectation of fast delivery is increasing gradually. In this respect, in addition to the services offered by HepsiJET, we implemented Optimization and Capacity Management for Fast Deliveries with Time Windows in 2022 to realize faster deliveries such as within an hour, and two hours, as well as deliveries within one hour after the order. With this project, which we began in 2019 and was funded by TÜBİTAK, we seek to address the problem of time window compliance in delivery, one of the issues in the developing e-commerce sector in our nation and contribute to the sector’s growth with domestic technologies. At the same time, we believe that this project will open the door for Türkiye’s retail industry to increasingly rely on smaller supermarkets and more efficient and smaller warehouses instead of large supermarkets. In this way, we ensure fast deliveries that meet customer expectations, as well as reducing the environmental footprint with properly positioned, efficiently managed smaller storage areas. GRI 305-5

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Water Consumption

Building a sustainable future is centered on protecting water resources, which are essential for the survival of ecosystems, for human health, as well as societal progress. More than 2 billion people live in water-stressed regions of the world today, and more than 3.6 billion do not have appropriate access to water for at least one month out of every year.[13] Access to clean water may become even more challenging in the upcoming years due to rising demand brought on by urbanization, rapid population growth, and expanding demand in numerous sectors. Consequences of climate change, such as shifting precipitation regimes, extreme weather events, floods, and droughts are estimated to worsen water stress. By 2050, more than five billion people are projected to lack adequate access to water for at least one month a year.[14]

Ensuring access to safe and clean water for all, which is one of the United Nations Sustainable Development Goals, is crucial for the sustainability of natural resources as well as economic and social development.

In this context, at Hepsiburada we consider water consumption as one of our sustainability material issues and we attach importance to the efficient use of water, one of our limited resources. Although our water use is low due to the industries in which we operate and our business model, we use water for residential reasons in our offices, fulfillment centers, and branches. To ensure efficient use of water, we have carried out many projects such as faucet systems with contact sensors. In 2022, our water consumption amounted to 177,736 m^3.

Water Consumption (m^3)


23,672.2
20,102.3
177,736
2020
2021
2022



[13] FAO and UN-Water. 2021. Progress on Level of Water Stress. Global status and acceleration needs for SDG Indicator 6.4.2, 2021. Rome. https://doi.org/10.4060/cb6241en
[14] Global Commission on Adaptation, 2019: Adapt Now: A Global Call for Leadership on Climate Resilience

41 2022 Sustainability Report GRI 3-3, GRI 303-2, GRI 303-3 hepsiburada

42 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Equal and Inclusive Corporate Culture Starts Here We consider it one of our most important obligations to establish an inclusive work environment where everyone has equal opportunities and respects differences among our employees, who are the key to our success. We work hard to keep our employees healthy, happy, and motivated by providing a safe workplace that prioritizes physical and mental health and encourages personal development. Equal and Inclusive Corporate Culture Starts Here! - Inclusion, Equality, and Diversity - Talent Management and Development - Employee Health, Safety and Welfare 43 45 48 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes Equal and Inclusive Corporate Culture Starts Here

43 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Equal and Inclusive Corporate Culture Starts Here Inclusion, Equality, and Diversity It is obvious that a work culture that values inclusion, equality, and diversity is reflected in performance and success. According to McKinsey & Company’s 2020 report titled “Diversity Wins: How Inclusion Matters” published by McKinsey & Company in 2020, the study, based on data from more than a thousand large companies from 15 countries, shows that companies with high in-house diversity have higher profitability performance than their competitors with relatively less diversity.15 Again, in the “Women in Workplace 2022” report, where McKinsey & Company published the results of its survey with more than 40,000 employees of 333 companies in the United States, it is emphasized that after the pandemic, women changed jobs faster than men against the in the face of the current status quo trend and began to prefer more equal and inclusive companies, pointing out that more egalitarian companies find it easier to retain talented women in their organizations.16 With the vision of a future where everyone is equal, we are working hard at Hepsiburada to make our human-centered corporate culture more inclusive and equitable. We are creating a workplace where social inequities are removed and every employee can showcase their talents while being treated fairly thanks to our inclusive and egalitarian attitude. GENDER EQUALITY Since the day we were founded, we have advocated for gender equality and women’s empowerment in a wide range of fields ranging from entrepreneurship to employment, education to art, in order to secure long-term economic growth while pioneering trade digitalization. in 2022, we took another step and became a signatory of the United Nations Women’s Empowerment Principles (WEPs). The Women’s Empowerment Principles, developed in 2010 as a joint initiative of the United Nations Global Compact (UN Global Compact) and the United Nations Entity for Gender Equality and the Empowerment of Women (UN Women), are widely regarded as one of the most important global initiatives aimed at advancing gender equality and enabling women to participate in economic life in all sectors and at all levels. 15 Dixon-Fyle, S., Dolan, K., Hunt, D. V., & Prince, S. (2022, April 6). Diversity wins: How inclusion matters. McKinsey & Company. https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters 16 Women in the Workplace 2022. (2022, October 18). McKinsey & Company. https://www.mckinsey.com/featured-insights/diversity-and-inclusion/women-in-the-workplace GRI 2-7, GRI 3-3, GRI 405-1, GRI 405-2

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

UNITED NATIONS WOMEN'S EMPOWERMENT PRINCIPLES

1 - Establish high-level corporate leadership for gender equality
2 - Treat all women and men fairly at work – respect and support human rights and nondiscrimination
3 - Ensure the health, safety and well-being of all women and men workers
4 - Promote education, training and professional development for women
5 - Implement enterprise development, supply chain and marketing practices that empower women
6 - Promote equality through community initiatives and advocacy
7 - Measure and publicly report on progress to achieve gender equality

By signing UNWEP, Türkiye's Hepsiburada pledged to strive tirelessly in accordance with the seven principles for gender equality and women's empowerment.

Our gender equality policy begins with the recruitment and extends across our ecosystem, from performance evaluation to compensation and promotion standards. With our recruitment and talent management program, we take care to increase the number of female employees in Hepsiburada in a balanced manner. **Accordingly, the employee ratio, which was 41% in 2020, rose to 46% in 2022.** We continue to support our female employees in their professional lives with our policies based on equal opportunity in the promotion processes. In this context, as part of our continuous development philosophy, we prepare our female employees for future positions in their careers with the training opportunities we offer to improve their skills and competencies. We support and encourage our female employees in leadership and monitor the number of female employees in managerial positions. **The female executive ratio (manager and above) rose from 31% in 2020 to 34% in 2022.**

In order to further advance equality for all businesses within the Hepsiburada ecosystem and within our corporate culture, we want to see more women working at all levels of the organization.

Ratio of Women Managers


31%
34%
34%
2020
2021
2022

Employee Distribution


2,065
Male
1,741
Female

Ratio of Women Employees


41%
46%
46%
2020
2021
2022

44 2022 Sustainability Report

GRI 2-7, GRI 3-3, GRI 405-1, GRI 405-2

hepsiburada

45 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Equal and Inclusive Corporate Culture Starts Here Talent Management and Development We are committed to multifaceted technical and social skill development for our employees, who represent the most valuable asset at Hepsiburada, and to advancing their competences through our belief in continuous improvement. In this regard, we provide our employees with the opportunity to grow in all areas through our 360-degree performance management system, which recognizes success and focuses on areas that need improvement. We also provide training opportunities that are in line with the competencies and career goals of our employees. PERFORMANCE MANAGEMENT SYSTEM At Hepsiburada, we owe our successful and sustainable performance to our employees. With our performance management system, we support the performance development of our employees by monitoring their competences throughout the year in line with the set targets. The Performance Management System consists of target setting, follow-up meetings, presentation of target results, evaluation process, calibration and feedback processes throughout the year. In the first step of this process, each employee creates between 4 and 6 targets in parallel with the targets of their managers. After these targets are approved, the employees and their managers manage the process together through target tracking meetings, and the results are presented and evaluated in the next stage. Through meetings with senior management, all employee results are evaluated to develop performance calibrations, which are then shared with employees through feedback sessions. Timely and appropriate feedback, which also constitutes our HR strategy, is the top priority we attach importance to in this process. Thus, we quickly identify areas open to improvement and take action to make employee performance even more efficient. In 2022, the ratio of employees evaluated within the scope of our Performance Management System was 84%. In the coming period, we aim to include all our employees in our performance management system and integrate this process into our inclusive business culture. Employee Engagement Survey Participation Rate 2020 2021 2022 59% 81% 84% GRI 2-7, GRI 3-3, GRI 404-1, GRI 404-2, GRI 404-3

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

TRAINING AND TALENT MANAGEMENT

We aim to add value to the Hepsiburada ecosystem with development solutions that support innovative and entrepreneurial spirit in line with corporate strategies and needs. In light of this, we created the Hepsinstitute Corporate Academy. We adopt a continuous learning approach and support the development of the professional competencies and managerial skills of our employees with application methods that are independent of time and location. In development programs where we adopt a blended learning model, we provide our employees with in-class and virtual classroom training as well as online training offered through various digital development platforms such as Hepsinstitute, Udemy, Pluralsight and Open English.


hepsinstitute
Our Mission
To add value to the Hepsiburada ecosystem through development solutions supporting the innovative and entrepreneurial spirit in line with corporate strategies and needs.
Corporate Development
Online Training Catalog
Digital Orientation
Mandatory Trainings
Leadership Development
Leadership Academy
High-Performance Teams
Energizing Leadership
Strategic Agility
*Group Coaching
Professional Development
Functional Trainings
Marketing School to Shape the Future
Customer Service Development Programs
In-House Trainer Development Program
English Language Development Programs
Competency Development
Development Catalog
HEPSIBURADA VALUES and COMPETENCIES

Our Development Model and Programs

We provide our staff with 4 primary categories of development programs, which promote ongoing and all-encompassing development.

Leadership Development

In addition to ensuring that our managers develop their fundamental leadership skills, the Hepsinstitute Leadership Academy program, which is open to managers at all levels, aims to develop the behaviors expected of the Hepsiburada leader profile in the process of achieving our company's strategic goals and to establish a shared, long-lasting leadership culture.

The program consists of self, business, and team leadership modules designed for each level of management, as well as virtual seminars, inventories, group coaching, and numerous reinforcing videos and applications.

Talent Development

With the program we call "Young Talent, Your Future is Here", we aim to introduce Hepsiburada culture to young talents who have recently joined us and to provide them with the skills that will prepare them for business life. In this program, our young colleagues participate in a comprehensive development program lasting about 6 months. We also ensure that each of our young colleagues are assigned development coaches who will support them to adapt easily to our working environment and culture, to understand our end-to-end processes, and to guide them through the program efficiently.

Competency Development

Competency Catalogue trainings designed to ensure that the defined Hepsiburada competencies are adopted and transformed into behaviors by all employees. Every year, employees are evaluated based on these competencies and are included in development programs related to competency areas open to improvement.

Professional Development

This category includes functional training programs designed to support the professional development of employees, tailored to the changing needs of departments each year. In this category, we also include English training programs that primarily cover employees who are expected to use English actively in their work. Employees participate in English training programs tailored to their needs and levels. Internal Trainer Development Programs, which assist learning from one another and developing together within the organization by sharing expertise and experience, are also included in this category.

Corporate Development

This category includes the Digital Orientation Program, which is assigned to our new colleagues on the first day of their employment via the Hepsinstitute Development Platform, as well as the mandatory trainings that all employees must receive in order to comply with our legal obligations and to advance our corporate development.

46 2022 Sustainability Report GRI 3-3, GRI 404-1, GRI 404-2, GRI 404-3 hepsiburada

47 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Equal and Inclusive Corporate Culture Starts Here Your Future Starts Here One of the pillars of our inclusive culture is the identification and hiring of young and energetic talent for our Hepsiburada ecosystem, which is expanding in the rapidly rising e-commerce sector. In this context, we come together with young people through our university collaborations. We got the opportunity to connect with students at several university events, ranging from career fairs to data science lectures and seminars, MBA (Master of Business Administration) courses to coffee chats, and Hepsiburada has participated in over 90 university events in total. Our “Your Future is Here” internship program, which began in 2021, serves the targeted student demographic through our website, campus events, and social media profiles. In the first semester of the program, we received applications from approximately 5000 students. We accepted 84 students into the program by exposing our young talent candidates who applied first to a general aptitude exam, then to case study processes, and finally to an interview with Human Resources and unit managers. In the framework of the program, we introduced our Hepsiburada corporate culture by building competence through project work, in addition to trainings in many areas ranging from personal growth to professional development. We have included the candidates who successfully completed these studies into our full-time staff at Hepsiburada. We hope to uncover bright university students before they graduate, bring them into Hepsiburada, and give them an opportunity for development at the start of their career journey by repeating the “Your Future is Here” program every year. Data Science Software and Coding Trainings We understand the necessity of digitizing business operations in today’s quickly evolving technological environment, and we take care to bring together outstanding young people who want to advance their careers in data science and software. We collaborate with a number of prestigious educational institutions to give university students data science and software training as well as case studies. In 2022, we assisted students who successfully finished data science and data engineering training and case studies that we arranged in collaboration with Istanbul Data Science Academy. In the same year, we completed Back-end Developer, Front-end Developer, iOS ve Android Developer bootcamp classes with Kodluyoruz Patika.dev. Through these partnerships, we had the chance to reach more than 1200 students and included 112 of them in the programs. We offered full-time positions to 23 students who completed the case analysis and bootcamp studies with outstanding success. In addition, we created 16-week application-oriented data analysis programs in collaboration with Upschool to enhance the employment of female engineers, and we recruited two students who successfully finished these programs. University and High School Collaborations While designing the Hepsiburada of the future, we always focus on young people. We strengthen our bond with students by taking part in high school and university activities. In 2021, we set up booths at more than 90 university events, and in 2022, we set up booths at 45 university events and communicated one-to-one with university students and introduced Hepsiburada to them. We also participate in data science courses at Galatasaray University, Koç University and Sabancı University and share our experiences with students. In this context, we organized the event “What we saw in academia, what happened in the sector” at Galatasaray University to share our experiences in the sector. We give an opportunity to students to practice with problem analysis and solution development processes through teamwork by organizing case studies in both our university and high school events. Since 2021, we have contributed with our own case study to an event hosted by 2 different high schools (Istanbul Erkek Lisesi and Hisar Schools) in 3 different organizations where students from Türkiye’s leading successful high schools come together and work on case studies. We participated in these case study competitions as a jury and made evaluations and participated in brainstorming activities with the students. In addition to the case studies, we sent speakers to career events at Galatasaray High School, Koç High School, Istanbul Erkek High School, and Hisar Schools, and we organized question and answer sessions for high school students to help them make the right career choices and answer their questions. GRI 3-3, GRI 404-1, GRI 404-2, GRI 404-3

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Employee Health, Safety and Welfare

As we work toward our objective of becoming a pioneer in the e-commerce business, we keep in mind that our biggest asset in this journey is our people. Employee health, safety, and wellbeing are among our top corporate priorities because we believe that the health, happiness, and motivation of our employees is the primary driving force behind our success.

OCCUPATIONAL HEALTH AND SAFETY

Our priority is for our employees to return to their homes and families in good health. In this regard, we incorporate occupational health and safety into our business culture in both our offices and our transfer and warehouse centers. As stated in our OHS and Environmental Policy; we undertake that;

- We will comply with all current Environmental and Occupational Health and Safety legislation, as well as the requirements of the organizations to which we belong.
- We will raise awareness of our employees, customers and suppliers on Environment and Occupational Health and Safety.
- We will take all necessary measures to protect our employees from all kinds of work accidents and occupational diseases.
- We will strive to provide a safe working environment for all our employees with a zero accident target.
- We will identify environmental and human health threats and take precautions.
- We will take necessary measures to prevent environmental pollution, minimize waste, ensure recycling, and dispose of non-recyclable waste.
- We will regularly review all our activities in order to ensure the effectiveness and continuous improvement of Environmental and Occupational Health and Safety management systems.

We are aware of the importance of adopting a proactive approach and organize trainings to promote a safe work environment in all our operations and to achieve our zero accident target. In addition to basic OHS trainings such as first aid, working at heights, fire, search and rescue, and evacuation, we aim to reduce OHS risks associated with operations through technical trainings focused on the safe use of the equipment used in transfer and warehousing centers. We continue to deliver certain basic OHS trainings online as a practice that began with the pandemic and continues to this day.

Our OHS performance is monitored by the Administrative Affairs unit and the data in the table[17] covers Hepsiburada employees and subcontractors at the Head Office, Gebze and Anatolian warehouses and transfer centers.

2022 OHS TRAININGS 72,980 TOTAL PERSON*HOUR AVERAGE PER CAPITA 11.3 HOURS

OHS Performance Table

Metrics	2020	2021	2022
Total Number of Accidents	54	70	81
Accident Frequency Rate	1.4	2.1	2.2
Number of Days Lost due to Accidents	308	463	612
Lost Day Ratio	8.0	14.2	16.6
Number of Fatal Accidents	0	0	0
Ratio of Fatal Accidents	0	0	0
Number of Occupational Diseases	0	0	0
Ratio of Occupational Diseases	0	0	0

[17] Related Formulas:
Accident Frequency Rate = (Number of Accidents / Total Working Hours) * 200,000
Lost Day Ratio = (Number of Lost Days due to Accident / Total Working Hours) * 200,000
Ratio of Fatal Accidents = (Number of Fatalities / Total Working Hours) * 200,000
Ratio of Occupational Diseases = (Number of Occupational Diseases / Total Working Hours) * 200,000

48 2022 Sustainability Report
GRI 3-3, GRI 404-2, GRI 403-1, GRI 403-2, GRI 403-3, GRI 403-4, GRI 403-5, GRI 403-6, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10
hepsiburada

49 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Equal and Inclusive Corporate Culture Starts Here EMPLOYEE WELLBEING Our goal is to increase the happiness and motivation of our employees with many practices that we have adopted by increasing our interaction with our employees. We invest in Hepsiburada’s most valuable asset with these activities, which aim to improve staff communication and solidarity, strengthen loyalty to our corporate culture, and instill a sense of unity. HepsiClub Hepsiburada has corporate agreements with many companies. We take care to provide our staff with exclusive discount opportunities from our contracted businesses with the HepsiClub application (from exclusive restaurants to health centers, from educational institutions to gas stations). We intend to increase employee satisfaction by increasing our corporate collaborations under the HepsiClub umbrella. Hepsisen With the Hepsi Sen application, which we designed to mitigate the negative impacts of the flexible working model on our social lives, we motivate our employees both mentally and physically. Our employees have free access to personalized expert psychologists, dieticians and sports trainers through this application. Additionally, our staff participate in a friendly rivalry with challenges and contests using the application, maintaining their drive for healthy living while enhancing intra- and inter-team social dynamics. The app has more than 1350 active users. Hepsifun We launched Hepsifun, which includes many different activities, sports and hobby clubs where our employees can have fun together outside of work. By bringing together employees from various departments and encouraging social interaction, we hope to foster a sense of unity among the team by encouraging employees to enjoy social activities outside of the workplace and boost their motivation. Welcome Box We present our new colleagues who prefer us with a Welcome Box containing stationery, a glass, thermos, incense, candy, Bluetooth speakers, mirror, mouse pad, and water flask, turning their first work day excitement into happiness. Bence We at Hepsiburada think that an innovative approach is an essential component of our continuous development model, and we strive hard to make this approach widespread in our corporate culture. In this context, we have an in-house suggestion and innovation platform called “Bence” where our employees share their innovative ideas, suggestions and areas where they see an opportunity for improvement. Our employees openly share all of their ideas using this platform, and all proposals and ideas are reviewed one by one and evaluated by the relevant departments within the organization. We reward employees who contribute valuable and accepted ideas and suggestions, and we continue to enhance our business processes in response to these ideas and suggestions. GRI 3-3, GRI 401-2, GRI 403-1, GRI 403-2, GRI 403-3, GRI 403-4, GRI 403-5, GRI 403-6, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Employee Engagement Survey

Employees who are happy and committed to the company culture are key to a successful company. With this in mind, we conduct annual employee engagement and satisfaction surveys through consulting firms.

In April 2022, we performed the "Employee Loyalty Pulse Survey," which comprises fewer and more fundamental questions than employee engagement surveys, to measure overall employee satisfaction, and our overall engagement and satisfaction score was 61%. According to the research firm with which we performed the study, there is a declining trend in general engagement and satisfaction scores in organizations following the pandemic due to changes in employee expectations.



2022 EMPLOYEE ENGAGEMENT PULSE SURVEY SATISFACTION SCORE 61%


2021
64%
2022
61%

2022 EMPLOYEE ENGAGEMENT PULSE SURVEY SATISFACTION SCORE %65


2021
69%
2022
65%

50 2022 Sustainability Report

GRI 3-3, GRI 403-1, GRI 403-2, GRI 403-3, GRI 403-4, GRI 403-5, GRI 403-6, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10

hepsiburada

Social Good Starts Here! Türkiye’s Hepsiburada considers socially beneficial projects as an integral component of our business model, and we conduct all of our operations with the intention of benefiting our stakeholders and promoting societal advancement. In keeping with our responsible brand approach, we collaborate with public and non-governmental organizations to serve various parts of society and create social value through the projects we implement. - Positive Social Impact - Women Entrepreneurship 52 57 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes GRI 401-2, GRI 403-3, GRI 403-4, GRI 403-5, GRI 403-6, GRI 403-7, GRI 403-8

52 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Social Good Starts Here Positive Social Impact At Hepsiburada, we conduct all of our operations with the goal of contributing to our stakeholders and growing with them. We support women, children, disadvantaged individuals, street animals, nature, science, culture, education, sports, and the arts through our activities in these domains. We include the concept of Social Responsibility and Sustainability, which we approach holistically with its economic, environmental, and social dimensions, into our company processes and prioritize it as one of our main goals. We have always sought to create a difference in terms of our social responsibility using our own resources and power as well as our collaborations with governmental and non-governmental groups since the day we were created. As a company with a high sense of responsibility, we see social good as a part of our business and say “All for a more habitable world!”. SOCIAL RESPONSIBILITY ACTIVITIES We want to generate social benefit and value through our investments and partnerships with public and non-governmental organizations in accordance with our conviction that sustainable growth can only be accomplished by taking into account the society in which we live and our responsible brand strategy. We conduct our volunteering work with our employees under “Hepsigönülden”, and we invite our customers and business partners using our platform to support our collaboration with NGOs under “Hepsiyürekten”. We have viewed our social responsibility projects as an integral part of our business since our inception, and we aim to increase our support for women, children, disadvantaged individuals, animals, the environment, science, culture, education, sports, and the arts by involving all of our stakeholders. HEPSIGÖNÜLDEN 250+ VOLUNTEERS 400+ HOURS OF ACTIVE VOLUNTEERING GRI 403-4, GRI 403-5, GRI 403-6, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10, GRI 203-1

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

OUR COLLABORATIONS WITH NGOS AND SOME OF THE PROJECTS WE CONDUCTED:

A Smile is Enough

At Turkiye's Hepsiburada, we believe that every child has the right to access quality books, stationery and toys, regardless of their circumstances. We believe in the importance of adopting responsible brand awareness efforts to ensure that children can enjoy this right.

On April 23rd National Sovereignty and Children's Day, we launched the "A Smile is Enough" project together with AÇEV, İhtiyaç Haritası and Yarına Umut Ol Association inspired by children's smiles and reached 32 thousand children from 202 schools. We continued the project time to time (April 23rd, Ramadan Feast, Disability Week, Report Card Period, Back to School) and brought thousands of quality books, stationery and toys to children studying in village schools all over Türkiye.

During the back-to-school season, Hepsiburada delivered 5000 stationery sets to children in need and urged our customers to help by visiting the support page we built, and we reached 1300 additional students by collecting over 100,000 liras of support. So far, we have reached 32 thousand children from 202 schools with the aim of minimizing the inequality of opportunity experienced by children who have difficulty in accessing books, stationery and toys. Our goal is to expand this project across the country and make 1 million children smile.

Because A Smile is Enough, a smile is worth everything!


hepsiburada

Every Child is Born an Inventor

On January 17, Inventor Children's Day, we met with primary school students in Batman at the "Virtual Science Workshop" event in cooperation with the Bilim Kahramanları Association. We brought together little inventors who are curious, researching, questioning, looking for solutions to the problems of the 21st century, and interested in science, and created a series of workshops with different contents, showing that science activities can be done with simple materials.


All children are born inventors
BİLİM KAHRAMANLARI DERNEĞİ

Turn on the Red Light for Autism

The Tohum Autism Foundation promotes the early detection of children with autism spectrum disorders, as well as their special education and inclusion in society, and aims to expand these efforts to the entire country. At Hepsiburada, we launched a campaign on April 2, World Autism Awareness Day. Communication, speech and social skills trainings, which are important for children with autism, contribute to the integration of children into society as independent individuals. As part of the campaign, every purchase made in the Hepsiburada children's clothing category between April 1-3 supported the education scholarship of a child with autism and his/her family in cooperation with the Tohum Autism Foundation.



Self-Confidence Workshops and Coding Trainings

With the motto "Self-confident children enrich the whole world," we believe that self-confident girls who benefit equally from educational opportunities, participate actively in social life, and have self-confidence can revolutionize societies. As Hepsiburada, we organized a "Self-Confidence Workshop" in cooperation with the Yarına Umut Ol Association on International Day of the Girls. Simultaneously, we started a 2-month-long "Artificial Intelligence and Coding Training" to ensure that all children can access education and development opportunities. With both trainings, we support more than 1000 children to grow their dreams even more.


Mini Moda
TOHUM OTİZM VAKFI

53 2022 Sustainability Report GRI 3-3, GRI 403-5, GRI 403-6, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10, GRI 413-1, GRI 203-1 hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

A Special Program to Celebrate February 11, International Day of Women and Girls in Science


bilim virüsü
hepsiburada

Girls Meet at Science Workshops

At Hepsiburada, we support women and girls to have a strong presence in all areas of life. In this context, we gathered together young women and girls attending high school and university that are interested in technology and science for two days of workshops in collaboration with Bilim Virüsü, a social entrepreneurship and education platform. The program started with the inspiring story of Belfu Berkol, who took her first step into the world of science at the age of 15, producing bioplastics from pumpkin peels that can be used as raw materials for pharmaceutical capsules. The workshop continued with young girls exploring the bonds of imagination and creativity and ended with an inspiring webinar with Ece Gözen, eco-entrepreneur and founder of Gozen Institute.

Eco-Friendly Tote Bags Meet Our Customers

The negative consequences of plastic bag use are increasing day by day. According to the latest estimates, there are more than 150 million tons of plastic in the seas. Unless the current trajectory changes, by 2025 the seas will host 1 ton of plastic for every 3 tons of fish. There will be more plastic than fish in the seas in 2050.[18] Taking action against this situation is no longer a choice but a necessity.

For this reason, Türkiye's Hepsiburada supported the Zero Waste Project implemented by the Turkish Ministry of Environment, Urbanization and Climate Change and brought thousands of recyclable, eco-friendly cloth tote bags specially produced for World Environment Day on June 5 to our customers.

In order to reduce the use of plastic bags, we aimed to encourage the use of environmentally friendly products and raise awareness on this issue by adding thousands of tote bags made of raw cloth to the baskets of our customers who placed orders on June 5, Environment Day.

[18] Ellen MacArthur Foundation and New Plastic Economy, 2017, The new plastics economy: rethinking the future of plastics & catalysing action.

Hepsiburada Grove in Sivas

We know that we need plant trees more than ever before as the pressure we put on nature with what we eat grows by the day. Therefore, in collaboration with ÇEKÜL (Foundation for the Protection and Promotion of Environmental and Cultural Values), we planted thousands of saplings and established the "Hepsiburada Grove" in Sivas to raise awareness and make a meaningful contribution to nature during the March 21-26 Forest Week.

Every Order Contributes to Nature

We are aware of our responsibility as a brand and we believe in the value of every step taken to leave a more habitable world for future generations. We bring "goodness" to our customers' online shopping experiences by strategically incorporating our social and environmental benefit-oriented approach into our operating procedures.

In this context, we shot seed balls with unmanned aerial vehicles called eco-drones in areas that people cannot reach and need to be afforested for every purchase made in the Hepsiburada children's clothing category in collaboration with Ecording, a social enterprise that develops sustainable and innovative environmental technologies to combat the global climate crisis.

With the orders placed by our customers, we were happy to bring 30 thousand seed balls together with nature in Muğla.

54 2022 Sustainability Report GRI 3-3, GRI 403-6, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10, GRI 413-1, GRI 203-1 hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Ahbap Platform - Ramadan Solidarity

We delivered 5000 solidarity packages to families in need all over Türkiye through Hepsijet in cooperation with the Ahbap Association, which was established to promote sense of solidarity in the society. By including our customers in this act of kindness, we offered Ramadan solidarity packages for sale on our platform. Thus, Hepsiburada customers were able to easily and quickly support those in need across Türkiye during Ramadan through the platform.


Our Ramadan Solidarity
Packages Are Delivered to
All Corners of Turkey
hepsiburada
hepsiburada ahbap°


We Remember Our Paw Friends on the Streets!
As the cold weather descends upon Turkey, we are donating 2 metric tons of kibble to HAÇİKO to help our paw friends on the streets.
hepsiburada
HAÇİKO

Support for Our Loyal Friends

We believe that it is our common duty to support our loyal friends with whom we share the same world and environment, and we continue to work in this direction. As Türkiye's Hepsiburada, we have implemented many projects in cooperation with HAYTAP (Animal Rights Federation), HAÇİKO (Association for the Protection of Animals from Helplessness and Indifference), HİPDER (Association of Projects for Animals) and KURTARAN EV. In 2022, we donated a total of 8 tons of cat and dog food, 500 kilograms of bird feed, 3 intensive care cabins and 30 kennels to the association centers for animals in need of vital support. We also deliver donations from our customers who use our platform to locations in need, thereby broadening the assistance we provide to our loyal friends and stakeholders.

Be Aware Before It's Too Late

In October, which is known as 'Breast Cancer Awareness Month' around the world, we launched the 'Be Aware Before It's Too Late' campaign in cooperation with the Breast Health Association (MEMEDER) and created a special page on our website, which we aim to provide a detailed guide for early diagnosis of breast cancer with information provided by MEMEDER experts.

We launched an awareness campaign with the message "Can you spare 5 minutes for your health?", and drew attention to the importance of early diagnosis by informing both our customers and all our employees through different channels.


BE AWARE
BEFORE IT'S TOO LATE!
memeder
Meme Sağlığı Derneği
The Breast Health Society
hepsiburada

55 2022 Sustainability Report GRI 3-3, GRI 403-7, GRI 403-8, GRI 403-9, GRI 403-10, GRI 203-1 hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

hepsiGönülden

HEPSİYÜREKTEN

UNICEF - Helpsteps Step Cooperation
As Hepsiburada volunteers for UNICEF, which defends the rights of children and young people around the world, we support a better and more hopeful future for children by donating steps through the Help Steps application.


HepsiGönülden donates thousands of steps for children to UNICEF!

Animal Rights Protection Day Event
On October 4, Animal Protection Day, in cooperation with HAÇİKO, HAYTAP, HİPDER (Projects for Animals Association) and Kurtaran Ev, we replaced the damaged kennels of our animal friends with new ones and donated 6000 meals of animal food. Our employees also had the opportunity to bring their pets to the office on this special day.



Collaboration with the Koruncuk Foundation
We strengthen our bonds with our female students and give them hope for a bright future through projects like mentoring, Wish Tree, and Koruncukköy Trips, which we developed in collaboration with the Koruncuk Foundation, which carries out activities in the context of equal opportunity in education for middle and high school girls who have limited opportunities in terms of meeting their basic needs.


Thanks to your support, vulnerable children in need of protection will return to school with all their needs fulfilled.

Çorbada Tuzun Olsun (Small Contributions Matter) Association
With the help of 24 HepsiGönülden volunteers, we distributed nearly 800 packages of hot meal to those in need in and around Beyoğlu. The food distribution was organized in collaboration with the Çorbada Tuzun Olsun Association, which works to meet the basic needs of people living on the streets and reintegrate them into society. In addition, during the Ramadan Feast, our employees donated food to the Çorbada Tuzun Olsun Association through the list we created on Hepsiburada.

The Hope Foundation for Children with Cancer - Umut Cafe
At Hepsiburada Operations Center, we hosted Umut Kafe, the mobile cafe of the Hope Foundation for Children with Cancer - KAÇUV, which aims to establish a proper treatment environment for children suffering from cancer and to assure the continuity of their treatment. The sale turned into a donation for the treatment costs of children with cancer and for other family members to make a living.


UMUT
KAFE

All of our work comes from the heart (#hepsiyürekten geliyor) and turns into a huge goodness with the support of our brands. All associations and foundations that sell on Hepsiburada were brought together with the slogan "Every purchase turns into a good deed with HepsiYürekten!" with the aim of raising awareness among Hepsiburada customers. We are working with 54 civil society organizations on the HepsiYürekten platform, which started in April 2021.

By engaging the non-governmental organizations involved in our projects in HepsiYürekten, we provide them with discounted commission rates, free shipping, and support for digital advertising, which all help to support and strengthen them throughout all stages.

Hepsi Yürekten

56 2022 Sustainability Report GRI 3-3, GRI 403-8, GRI 403-9, GRI 403-10, GRI 413-1, GRI 203-1 hepsiburada

57 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Social Good Starts Here Women Entrepreneurship As one of the world’s few female-founded technology companies, we feel that women’s participation and contributions to the business world are critical. We believe that women’s employment opportunities should steadily expand, not just for themselves and their families, but also to help enhance and strengthen our national economy. Therefore, Hepsiburada carries out projects that support women entrepreneurs. With the programs that assist women entrepreneurs, we are making progress toward our objective of reaching 120,000 women entrepreneurs by 2030. TECHNOLOGY EMPOWERMENT FOR WOMEN ENTREPRENEURS Our “Technology Empowerment for Women Entrepreneurs” programme, launched in 2017, promotes women entrepreneurs in 81 provinces of Türkiye to participate in business life and enables them to participate in the digital economy through trainings and opportunities on our platform. We assist women who wish to start their own business and thrive in the e-commerce sector to take use of Hepsiburada’s technology and marketing capabilities. We have supported more than 41 thousand women entrepreneurs under the program. WOMEN ENTREPRENEURS OVERCOME FINANCIAL BARRIERS We also work on projects to financially help women entrepreneurs and build relationships with banks. Through agreements with multiple banks, we enable women entrepreneurs access attractive solutions with low commission rates to meet their financial needs more readily as part of our “Women Entrepreneurs Overcome Financial Barriers” project. We proudly assisted 146 women’s cooperatives through this initiative. Furthermore, in order to assist women entrepreneurs in their transition to the commercial world, we provide TEB Family Academy’s financial literacy training, which consists of five courses, to women entrepreneurs who use our platform. With our Women Entrepreneurs Overcome Financial Barriers project, women entrepreneurs utilized a total of TL 10.5 million in loans by taking advantage of the financial advantages we provide. STRONG WOMEN IN THE DIGITAL AGE PROJECT We launched the “Strong Women in the Digital Age Project” in October 2022 in collaboration with Innovation 4 Development (I4D) under the auspices of the US Embassy Grant Program. This initiative enables 22 women’s cooperatives and women entrepreneurs operating in Türkiye, some of whom include refugees among their members, to digitize and connect with customers via the Hepsiburada platform. As part of this initiative, which focuses on the role of entrepreneurship in economic empowerment of women, we provide 30 hours of thorough training and 250 hours of mentoring support to 22 women’s cooperatives and 250 women entrepreneurs. In addition, we offer Hepsiburada supports designed for women entrepreneurs as well as an additional support package tailored to the specific project (such as indefinite commission discount, indefinite free shipping service, free photo shoot of 500 products, advertising and design support). WE SUPPORT WOMEN’S COOPERATIVES In order to make their products available in all 81 of Türkiye’s provinces and to connect them with more clients, we help women’s cooperatives throughout the country in order to promote rural development and the revival of the women’s economy in underprivileged communities. We facilitate access to natural and local products by combining the power of labor with the power of technology. Currently, more than 220 women’s cooperatives are selling on the Hepsiburada platform, and we are working to increase this number every day. We also support women’s cooperatives with the following advantages: • Indefinite commission discount of 75% in selected categories, • Free photo shoot for up to 500 products, • Free display in campaign areas, • Indefinite and free shipping, • 2 advertising banners worth TL 30,000, • Technology Empowerment for Women Entrepreneurs Power e-commerce training, • Support for integrator company payments in stock and price integration, • TL 500 gift voucher for sponsored product advertisements Women’s Entrepreneurship Women’s Cooperatives GRI 3-3, GRI 413-1, GRI 203-1 Women’s Cooperatives Benefits

58 Türkiye’s Hepsiburada Our Sustainability Approach Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes 2022 Sustainability Report Environmentally Responsible Operations Through Innovative Solutions Start Here HEPSİTÜRKİYE’DEN Bringing local products to a large network of consumers through digital channels helps to increase income and employment levels of communities, promote business activity, and build more sustainable local economies. In addition, when imported products are substituted with local products, the negative environmental impact of transport over long distances is reduced and the resilience of ecosystems is increased. Increased self-sufficiency, preservation of traditional cultures and community empowerment also represent positive social impacts of this substitution. As a result, we believe that supporting local growth through e-commerce is one of the most significant building blocks of our strategy of growing and developing with our stakeholders, which is part of our corporate culture at Hepsiburada. In this regard, we continue to develop new projects that will help businesses and the national economy grow faster. In cooperation with The Union of Chambers and Commodity Exchanges of Turkey, the HepsiTürkiye’den Local Products Program was launched in 2021. We continue to support SMEs, women entrepreneurs, and cooperatives that produce locally and regionally by promoting their goods online and assisting them in growing their e-commerce presence. We offer products that are registered as geographically indicated for sale on our platform as part of the HepsiTürkiye’den program, and we make them stand out in terms of tradition and quality. We provide producers with excellent marketing and branding support in a variety of areas, including commission, promotion, training, shipping, and call center. We provide e-commerce opportunities to the producers of local products who are new to e-commerce and offer them access to the national market with our strong marketing and branding support. By promoting greater awareness of professions and arts with traditional, cultural, or artistic value that are on the verge of extinction, we both pave the way for the preservation of our national treasures, traditional, cultural, and artistic values for future generations, and contribute to the national economy by revitalizing the local economy. In 2022, as part of the HepsiTürkiye’den program, we collaborated with the Turkish Patent and Trademark Office on the development of “Geographically Indicated Products” through the e-commerce sector. “Geographically Indicated Products” refers to the legal protection of traditional products made with local raw materials, and we hope to promote these products through e-commerce by making them available to a large number of consumers in Türkiye and around the world. At the same time, we aim to raise awareness of geographically indicated products and to promote national assets by providing informative training on the rights and obligations of both producers and consumers. Hepsi Türkiye’den Geographically Indicated Products GRI 3-3, GRI 413-1

Ethical and Transparent Governance Starts Here! We know that it is the responsibility of each and every one of us to maintain our relationships with all our stakeholders based on mutual respect and trust. For more than 20 years, we have been acting according to the highest ethical standards in line with our principles of integrity, transparency and accountability, and we conduct our operations in compliance with applicable international and national laws. - Ethical Business Conduct - Economic Performance - Supply Chain - Data Security and Privacy - Protection of Intellectual Property Rights 60 63 65 66 68 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes Ethical and Transparent Governance Starts Here

60 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here OUR POLICIES • Child Labor, Forced Labor and Youth Employment Policy • Third Party Risk Management Guidelines • Human Rights Policy • Anti-Corruption and Anti-Bribery Policy • Remuneration Policy for Board Members and Executives • Recruitment Policy for Independent Auditors • Representation and Entertainment Procedure • Vehicle - Fuel Allocation and Utilization Procedure • Procurement Procedure • Personnel Regulation • Travel Allowance and Expense Regulation • Fair Disclosure Policy • Reporting, Consultation and Whistleblowing Policy • Code of Conduct • Insider Trading Policy • Business Ethics Guidelines Ethical Business Conduct With our dynamic, innovative and reliable identity, we touch every moment of our customers’ daily lives and aim to make every stakeholder in our ecosystem think “I am so happy I have Hepsiburada” and we draw strength from our transparent and ethical business practices and act according to the highest ethical standards in line with our principles of integrity, transparency and accountability. Our Code of Ethics guides us on many issues, including complying with legal requirements, regulations, internal and external standards, being respectful and fair to others, providing a safe and healthy environment, fulfilling our commitment against bribery and corruption, avoiding conflict of interest, establishing rules on gifts, promoting fair competition in the market, restricting politically motivated activities and contributions, and complying with obligations regarding the environment. This Code of Ethics applies to the Hepsiburada ecosystem, all employees working in the ecosystem, including third parties doing business on behalf of Hepsiburada. We expect all Hepsiburada employees, regardless of their position, to exhibit attitudes and behaviors that will ensure the cultural integrity of the company. We have enhanced Hepsiburada’s Code of Ethics, which we have already shared with our stakeholders, by including the requirements arising from being publicly traded in the United States, and we have altered our training content accordingly. Subsequently, we ensured that all our stakeholders received our updated trainings again. At Hepsiburada, it is one of our top priorities that our ethical way of doing business is embraced by all our colleagues. Accordingly, within the scope of Hepsinstitute, there are mandatory trainings on our Code of Ethics for our newly recruited colleagues. In 2022, we provided 5600hours of Code of Ethics training to our colleagues. Furthermore, we share information on and remind our Code of Ethics to all internal stakeholders through the in-house applications. We have an Ethics Board within Hepsiburada. Every three months, the Corporate Governance Committee, a subcommittee of the Board of Directors, receives a report from the Ethics Board outlining the steps it has taken in compliance with the Disciplinary Regulation. We also have an effectively functioning Ethics and Compliance program. We have implemented the policies and procedures that we are required to fully comply with as part of the program and have published them on internal online platforms. Furthermore, in order to raise awareness, we have developed a mandatory training program that employees should participate as part of their orientation at the time of recruitment, which is also refreshed annually. Within this training program, in addition to Ethics and Compliance issues, fair competition was also addressed. Further to the written training documentation, we periodically train our employees every year by a Competition Law consultant focusing on interactive questions and problems related to the sector. GRI 2-9, GRI 2-12, GRI 2-15, GRI 2-16, GRI 2-17, GRI 2-23, GRI 2-24, GRI 3-3, GRI 205-1, GRI 205-2, GRI 205-3

61 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here In case of any non-compliance with the Code of Ethics, the Ethics and Compliance Manager is informed. In case of such non-compliance, investigations are carried out by Internal Audit under the coordination of our Ethics and Compliance Officer and the case is followed up by our Ethics Board. All of these activities are carried out in compliance with our disciplinary regulations. All of our stakeholders are required to report any situation that may violate our Code of Ethics to their senior manager first, and then to the Ethics and Compliance Manager if the situation is related to the senior manager himself/herself or if the senior manager has not provided any feedback on the situation within 7 business days. In addition, in line with our Reporting, Consultation and Whistleblowing policy, there is a reporting and whistleblowing hotline (doletikhatti@kpmg.com.tr , +90 850 205 41 04). Our Code of Conduct and Ethics is designed to include regular customer interviews, whistleblowing hotline, centralized investigation and reporting of violations. There are no activities in the Hepsiburada ecosystem that were subject to human rights reviews or impact assessments in 2022. We at Hepsiburada are devoted to conducting our business ethically, to maintaining safe working conditions, and to continue our activities with a sense of social and environmental responsibility. In this context, we expect not only our own employees but also our entire value chain to comply with our Code of Ethics. We never compromise on Transparency and Ethical Principles in our supply chain management procedures, and we always set the bar high. We are committed to transparency in our dealings with third parties and expect full compliance with laws and regulations from our business partners. When working with suppliers, contractors, consultants, distributors, logistics companies or other third parties, we adopt the following principles: • We give third parties a chance to compete fairly for our business. • We do not compromise on any illegal or inappropriate action. • We assess whether there are any potential conflicts of interest before engaging with a third party. • We choose to work with third parties who have high standards of quality and integrity. • We make sure that all work with third parties complies with our Hepsiburada Policies. ANTI-BRIBERY AND ANTI-CORRUPTION At Hepsiburada, we have zero tolerance for bribery and corruption in our ecosystem. The Ethics Board considers complaints submitted during audit work or on the Hepsiburada platform and thoroughly investigates the risks identified. In the event of a violation of Code of Ethics, we impose the appropriate sanctions and take corrective and preventive measures to avoid a recurrence. We have Anti-Corruption and Anti-Bribery and Human Rights Policies at the Hepsiburada Ecosystem. In order to ensure that our policy is generally known, we provide mandatory training in relation to the contents of the documents. We require Hepsiburada employees, managers, those operating on our behalf, and those who supply us with goods or services to comply with our Anti-Corruption, Anti-Bribery, and Human Rights Policy. CORPORATE GOVERNANCE STRUCTURE AND COMMITTEES In all of our actions, Hepsiburada demonstrates an ethical, transparent, fair, and accountable management approach by completely complying with all applicable laws and regulations. Our Board of Directors is made up of 9 members, four of whom are independent, with the mission of overseeing the performance of the CEO and other members of senior management and ensuring that the best interests of shareholders are served. Our Board; • Reviews, approves, and assesses the Company’s financial and business strategies, key business actions, and internal controls, as applicable • Monitors the effectiveness of management policies and actions, including the implementation of Company strategies, on a regular basis, • Selects the CEO and other members of senior management and reviews his/her evaluation, • Assesses the significant risks facing the company and reviews options for mitigating them, • Works to guarantee that the Company’s operations are performed in accordance with applicable laws and regulations and with the highest ethical standards. In addition to carrying out its principal mission, our Board of Directors continues to function with full knowledge of its responsibilities to the Company’s business partners, workers, and the communities in which it operates. For detailed information, please see Corporate Governance Principles. We have three committees reporting to the Board of Directors, namely (1) Audit Committee, (2) Risk Committee and (3) GRI 2-9, GRI 2-12, GRI 2-15, GRI 2-16, GRI 2-17, GRI 2-23, GRI 2-24, GRI 3-3, GRI 205-1, GRI 205-2, GRI 205-3

62 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here Corporate Governance Committee. All members of these committees are have to meet the requirements of the Securities and Exchange Commission, Nasdaq, TCC and Turkish capital markets legislation. In general, we set up our Boards and Committees to focus on issues that may require deeper scrutiny. We present all significant findings of a committee to the full Board for discussion and review, thus ensuring that being Ethical and Transparent is a priority in all our dealings. Led by our CEO Executive Committee19 consists of 9 managers, 2 of whom is a woman. Our Executive Board is responsible for making and implementing decisions regarding the day-to-day management and operation of our company, defining and guiding goals and policies, ensuring the efficient, effective and adequate use of all resources in this direction, managing our activities effectively and carrying out the necessary improvement and development activities. RISK MANAGEMENT At Hepsiburada, risk management is carried out by the Board of Directors and senior executives to monitor and measure financial, operational and compliance risks . Furthermore, the Risk Committee, comprised of three members, two of whom are independent, supervises our activities in this area in line with the Board of Directors’ policies. Financial, operational, and compliance risks faced by Hepsiburada are defined and identified, and risk management actions are carried out to control and minimize the potential risks identified, in coordination with the senior management of the Company and the financial affairs department. Senior executives and unit managers are thus given trainings on legislation to guarantee that risk perception is formed and awareness is raised at all levels in order to reduce and manage the risks particular to the sectors in which we operate. Assessment meetings are held under the coordination of our CFO, with the participation of audit and certified public accounting firms from time to time, to manage the risks of compliance with tax, commercial law, and other regulatory authorities’ legislation, which have an important place among financial, operational, and compliance risks, and risks are constantly monitored. In addition, the Internal Control and Compliance team assesses risks in all business processes that affect financials. In the meantime, we keep working to reduce the potential negative impact of various financial risks, including fluctuations in debt and capital market prices, foreign exchange rates, and interest rates, on Hepsiburada’s financial performance. 19 Murat Emirdağ handed over his position as Hepsiburada CEO to Nilhan Onal Gökçetekin as of January 1, 2023. Accordingly, the number of female executives in the Executive Board increased to 2. Risk Committee The Risk Committee is responsible for early identification of risks that pose a threat to the existence, development and continuity of our company. It reviews Hepsiburada’s risk management policies at least once a year. Corporate Governance Committee The Corporate Governance Committee periodically reviews whether the corporate governance principles are applied by our Board of Directors and makes recommendations to the Board of Directors on corporate governance issues. The Committee also fulfills the functions of the remuneration committee, which advises the board on remuneration policies for the board and executives. Audit Committee The Audit Committee assists our board in its responsibilities for (i) the integrity of our financial statements, (ii) the qualifications and independence of our statutory auditors, (iii) oversight of our independent auditors’ performance and our internal audit function, and (iv) compliance with legal and regulatory requirements, as well as environmental and social responsibilities. GRI 2-9, GRI 2-12, GRI 2-15, GRI 2-16, GRI 2-17, GRI 2-23, GRI 2-24, GRI 3-3, GRI 205-1, GRI 205-2, GRI 205-3, GRI 403-1

63 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here Economic Performance According to the World Economic Forum’s Global Risks Report 202220 COVID-19 and its economic and societal consequences continued to pose a critical threat to the world in the beginning of 2022. The lack of access to COVID-19 solutions and the resulting uneven economic recovery risked exacerbating social fractures and geopolitical tensions. By 2024, developing economies (excluding China) are expected to be 5.5% behind pre-pandemic GDP growth, while advanced economies would have outpaced it by 0.9%, expanding the global income disparity. The results of the Global Risks Perception Survey included in the 2022 Global Risks Report, shows that over the next three years, companies are expected to be characterized by either consistent volatility and multiple surprises or fractured trajectories that will separate relative winners and losers. However, concerns are growing about the state of our world 10 years into the future. Environmental risks pose the five most critical long-term threats to the world through “climate action”. They are also seen as the potential threat that could do the most harm to people and the planet. As Hepsiburada embarks on its sustainability path, we share common concerns with the rest of the globe and we believe that we cannot consider economy only in terms of sales and profits any more. We acknowledge the importance of addressing all parts of strategies developed across environmental, social, and economic concerns, and we know that organizations lacking this collective view will struggle to capitalize on economic opportunities in the near future. Under current conditions, the private sector and businesses must produce value for all stakeholders with whom they interact in economic, environmental, and social dimensions by creating jobs, investing in the economy’s productive potential, and serving society. Therefore, with our motto “Transformation for a Sustainable Future Starts Here” and our holistic perspective, we aim to position ourselves as the leading company in Türkiye and in our sector. With our Hepsiburada platform, visited by more than 12 million million visitors daily and 370 million monthly, our brands—each of which, thanks to the investments we have made, brings an innovative perspective to its field—3,806 employees, more than 99 thousand active merchants, more than 5,000 suppliers, and the thousands of women entrepreneurs and cooperatives we support, we add value for the national economy and all of our stakeholders. 20 The Global Risks Report 2022. (2022). World Economic Forum. https://www3.weforum.org/docs/WEF_The_Global_Risks_Report_2022.pdf GRI 201-1, GRI 203-2

64 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here WE GROW TOGETHER WITH OUR STAKEHOLDERS At Hepsiburada, we conduct all of our operations with the goal of contributing to our stakeholders and growing with the retail sector. Accordingly, we aim to increase the economic value we create together with our stakeholders. After our merchants open their virtual stores on our platform, we work with them every step of the way and develop this structure together with our entire value chain. We aim to partner with our merchants to give them the tools and training they need to start and grow their business on our platform. With our support, advocacy, and the advantages we provide, we enable entrepreneurs, corporations, and non-profit organizations of all sizes to create their brands on the Hepsiburada platform in line with their product inventory. More than 150 thousand SMEs and other businesses in Türkiye chose Hepsiburada to start e-commerce, introduce their products to millions of customers in Türkiye and throughout the world, and profit from rapid, high quality, secure, and high standards of e-commerce, and we launched the Hepsiburada Business Partner project with the aim of further expanding this big family we have created with our merchants and business partners. We provide our merchants with access to a privileged world through the Hepsiburada Business Partner application, which will alleviate a variety of operational and financial burdens. Thanks to our project, we came together with more than 1,000 merchants. By sharing Hepsiburada’s digital and innovative know-how with our merchants, we came closer to our goal of growing together As part of the Hepsiburada Business Partner project, we supported our merchants in meetings held in our Ankara, Izmir, and Istanbul offices by implementing the following projects in line with our innovative and transformational vision: • We introduced the merchants, the Auto Hunt Project, which makes an automatic offer & commission recommendation for potential products with a smart algorithm. • We launched the Merchant-Proposed Quotation Project, which enables the merchants to propose commission and prices to Hepsiburada category teams for their products. • With Hepsiglobal, we have enabled our merchants to sell in multiple countries and expand their products abroad. We offer our partners the opportunity to develop their business by strengthening their knowledge and capabilities about products, orders, advertising management and campaigns. Because we believe at Hepsiburada that we grow along with our stakeholders, and with all of these creative applications, we can say to our business partners, “Here is your digital power to build your business!” Our drive to create economic opportunity for all extends beyond the marketplace to the communities in which we live and work. Nonprofit organizations and charities use our platform every day to help fund their vital work within communities. At the same time, in order to promote the local economy, we continue to support entrepreneurs, who have historically required more representation. GRI 201-1, GRI 203-2

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Supply Chain


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hepsiburada
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Together with our 4759 suppliers, the initial link in our supply chain, Türkiye's Hepsiburada expands the good impact we produce in our value chain. We prioritize fundamental human rights at every stage of the value creation process, and we share the responsibilities of this task with our suppliers. In this regard, we acknowledge that it is our duty to ensure that all businesses operating within our ecosystem abide by the business ethics and principles, policies, and rules, and that our suppliers, contractors, and all other business partners with whom we have the privilege of doing business also uphold the applicable laws and the guiding principles outlined in the **"Hepsiburada Third Parties Business Ethics and Compliance Declaration."**

This declaration, based on international standards and all applicable legislation and regulations, particularly the International Labor Organization (ILO) and United Nations (UN) Conventions, establishes the Supplier Code of Conduct (occupational health and safety, non-discrimination, working conditions, prevention of child labor and forced labor, right to collective bargaining, environment, and abuse prevention) that our suppliers must follow.

We have a **"Supplier Management Procedure"** in which we assess our current and prospective suppliers from the commencement of the work through its completion. This procedure helps us to manage all our processes from potential supplier assessment to contracting, from risk assessment and security measures to current supplier analysis, based on our third party business ethics and compliance declaration.

We know the positive impact of working with local suppliers on regional sustainable development, therefore, we give priority to selecting local suppliers. We have been carefully selecting our suppliers from our region since the day we were founded.

Percentage of Local Suppliers


94.6%
94.5%
85.9%
2020
2021
2022

65 2022 Sustainability Report

GRI 2-6, GRI GRI 3-3, GRI 204-1, GRI 308-1, GRI 406-1, GRI 407-1, GRI 408-1, GRI 409-1, GRI 414-1

hepsiburada

66 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here Data Security and Privacy Data Security and Privacy is relevant to all aspects of environmental, social and governance strategies. The costs associated with handling a data breach can take a direct and significant toll on company reputation, customer loyalty and company resources. The social impact of cybersecurity attacks includes privacy breaches, threats to personal security and disruption to access to the necessities of life. Privacy is increasingly recognized as a human right and various regulations are in place around the world to protect it. As companies digitize and business models shift towards complex, data-driven products and services, issues around data security and privacy are becoming significant drivers of business risk. Sectors that involve the widespread collection and use of personal data mean that companies in a wide range of sub-sectors are exposed to the cumulative risk of data privacy and security risk.21 Ensuring data security and privacy is one of Hepsiburada’s highest governance priorities. As a result, we will keep working to protect, manage, and enhance the personal information of our customers, as well as our information assets, which include the hardware and software that make up our information systems and other components of our data security. We believe that data protection and data privacy are the foundation of a sustainable digital economy and a reliable service ecosystem. As Hepsiburada, we strengthen our commitment to privacy by ensuring that our customers feel safe while using our services by saying Ethical and Transparent Business Understanding Starts Here. According to PricewaterhouseCoopers’ (PwC) 2023 Global Digital Trust Survey, more than 70% of technology and security executives (CEOs, Directors, CFOs, CISOs, CIOs, and other C-levels) of 3,522 respondent businesses observed improvements in cybersecurity in the past year thanks to investments and C-level and senior management collaboration. More than a quarter (26%) reported progress in all 10 areas identified as critical for cyber maturity.22 On the Hepsiburada platform, millions of transactions take place every day. We value the trust that merchants and buyers place in Hepsiburada by protecting all personal information, and we prioritize compliance with privacy principles. We are committed to maintaining a globally recognized privacy and information protection policy in line with international best practices and standards, including the ISO 27001 Information Security Management System Standard. As Hepsiburada, we are committed to the following issues in order to ensure the confidentiality, integrity, and accessibility of information, in accordance with the organization’s mission and vision, and within the framework of the TS ISO/IEC 27001 Information Security Management System (ISMS) standard; • We plan, implement, and regulate our actions according to this standard by setting information security targets and activities, ensuring continuous system improvement. • We define how the activities carried out meet regulatory, contractual, standard and business requirements. • We describe how we meet the requirements of the Personal Data Protection Law (PDPL). • We carry out ISMS activities in an integrated manner with other management systems installed within our organization. • We determine the duties, roles and responsibilities and the necessary resources as part of the ISMS. • We create an inventory of information assets by determining the criteria of confidentiality, integrity and accessibility. • To manage information security, we identify and assess existing and potential risks and put in place appropriate risk handling options. • We make business continuity plans, implement these plans and ensure continuous improvement of the process. • We follow current technologies and innovations in information 21 Data Privacy, Cybersecurity and ESG: Managing Risks in a Changing Business Environment. (2022). Sustainalytics. 22 A C-suite united on cyber-ready futures: Findings from the 2023 Global Digital Trust Insights. (2022). Https://Www.Pwc.Com/Gx/En/Issues/Cybersecurity/Global-Digital-Trust-Insights.Html. https://www.pwc.com/us/en/services/consulting/cybersecurity-risk-regulatory/assets/ pwc-2023-global-digital-trust-insights-main-report.pdf GRI 2-23, GRI 3-3, GRI 418-1

67 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here security and develop solutions. • We take the necessary measures to ensure that all stakeholders comply with the issues determined regarding information security. • We ensure that this policy is publicized, made accessible, recognized and implemented. • We initiate and follow the relevant processes in case of violation of this policy. Furthermore, within the framework of the relevant Management System, we base all of our operations within the organization on the policies and procedures in the table, and we try to ensure that our internal and external stakeholders embrace these policies and procedures We created Information Security Risk Management Procedure to manage the risks Hepsiburada is exposed to. This procedure details our efforts to identify risks, the processes affected by these risks and the related internal and external parties, the affected assets and their locations, the likelihood of the risks, their impact on confidentiality, integrity and availability, the value of assets, the likelihood of threats that could have a business impact, the ease with which identified threats can be exploited by vulnerabilities, and any existing or planned controls that can mitigate the risks. We address our information security risks under the Confidentiality, Integrity and Accessibility subcategories in terms of their potential impact. According to the risk score in the resulting assessment matrix, we manage our risks through risk mitigation, risk transfer, risk acceptance and risk avoidance. With our comprehensive risk inventory, we address our risks in terms of information security in depth and identify our short-medium-long term activities that can reduce risks or turn risks into opportunities. We think that the foundation of being Türkiye’s Hepsiburada is trust. INFORMATION SECURITY POLICY THIRD PARTIES INFORMATION SECURITY POLICY HUMAN RESOURCES INFORMATION SECURITY POLICY CORRECTIVE ACTION PROCEDURE INTERNAL AUDIT PROCEDURE RETENTION AND DISPOSAL POLICY INFORMATION SECURITY INCIDENT MANAGEMENT PROCEDURE INFORMATION SECURITY RISK MANAGEMENT PROCEDURE PHYSICAL AND ENVIRONMENTAL SECURITY PROCEDURE SUPPLIER MANAGEMENT PROCEDURE DATA PROTECTION PROCEDURE INFORMATION SECURITY TRAINING AND AWARENESS MANAGEMENT PROCEDURE GRI 2-23, GRI 3-3, GRI 418-1

68 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Annexes 2022 Sustainability Report Ethical and Transparent Governance Starts Here Protection of Intellectual Property Rights In contrast to two hundred years ago, when innovation success was largely a matter of luck, today’s global intellectual property system makes innovation a systematic and reliable endeavor by providing a set of rules and procedures that are applicable to everyone, claims the World Intellectual Property Organization’s 2022 World Intellectual Property Report.23 Recognizing historical eras where communities supported huge technical progress is crucial since we are currently facing enormous global concerns like climate change, whose solutions require new ideas and innovations. There are numerous ways and techniques through which governments and markets can interact with one another to foster innovation that can lead to new favorable short- and long-term outcomes, according to examples of best practices from around the world. Research shows that while various technologies have driven innovation growth over the last 100 years, patents for digital-related innovations have grown 172% faster than all patents over the last five years. Intellectual property not only helps shape the future, but also has the potential to be a good shortcut to achieve our global sustainability goals in terms of environment, social and governance when used correctly. When innovation comes together with sustainability, it can become a domino effect. Accordingly, we believe that the protection of intellectual property rights is one of the key elements of operating a healthy and sustainable e-commerce system. Recognizing the importance of trust in the Hepsiburada ecosystem, we consider consumer and merchant trust in our platform to be one of our most significant business goals. We are carrying out a number of coordinated initiatives to assure the sale of branded, authorized items and to dissuade the sale of unlawful or unauthorized products in order to protect the interests of rights holders, brands, and consumers. With our agile and solution-oriented approach, we aim to identify problems early before receiving complaints related to violations of intellectual property rights. We are aware that protecting intellectual property rights is a priority closely related to governance for a digital and online service ecosystem. We manage this risk with the various measures we take and properly designed information security policies, and we continuously advance our efforts to uphold confidence in the evolving and changing digital environment. We are aware of the advantages of collaborations with intellectual property owners, both in terms of minimizing the risks and turning them into opportunities. Therefore, we consider it inevitable to include our stakeholders in our efforts to achieve short-medium-long term goals. 23 World Intellectual Property Report 2022: The Direction of Innovation. (2022). Geneva, Switzerland : World Intellectual Property Organization. https://www.wipo.int/edocs/pubdocs/en/wipo-pub-944-2022-en-world-intellectual-property-report-2022-the-direction-of-innovation.pdf

Annexes - Environmental Performance Indicators - Social Performance Indicators - Memberships and Collaborations - Awards - GRI Content Index - Info 70 72 74 75 77 83 Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Environmental Performance Indicators[24]

Energy Consumption (MWh)	2020	2021	2022
Buildings - Fuel[25]	**1,685.1**	**3,004.5**	**3,764.4**
Natural Gas	1,685.1	3,004.5	3,700.1
UPS	-	-	64.4
Vehicles - Fuel	**5,438.3**	**30,715.1**	**54,338.0**
Company vehicles	3,776.8	6,383.9	9,712.1
Vehicle Fleet[26]	1,661.5	24,331.2	44,625.8
Electricity Consumption[27]	**2,807.3**	**4,508.4**	**5,989.0**
Total Energy Consumption	**9,930.6**	**38,228.0**	**64,091.4**

Greenhouse Gas Emissions (tons CO_2e)	2020	2021	2022
Scope 1	**2,541.1**	**19,207.1**	**31,630.9**
Buildings	309.8	550.3	690.9
Company vehicles	979.3	1,651.3	2,350.5
Vehicle Fleet	1,252.0	17,005.5	28,589.5
Scope 2	**2,040.1**	**1,952.6**	**2,478.2**
Scope 3	**55.1**	**56.9**	**550.7**
Hepsiburada's Total Carbon Footprint	**4,636.3**	**21,216.5**	**34,659.8**

[24] Unless otherwise stated, data on energy items are obtained for 9 months and 3 months data are extrapolated from average consumption data and included in the total.
[25] The relevant data are consumption data from our Istanbul Headquarters, Ankara office and warehouse centers.
[26] Data on the vehicle fleet includes Hepsiburada's own vehicles and long-term leased vehicles.
[27] The relevant data are consumption data from our Istanbul Headquarters, Ankara office and warehouse centers.

70 2022 Sustainability Report

GRI 302-1, GRI 305-1, GRI 305-2, GRI 305-3

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Water Consumption (m^3)	2020	2021	2022
Municipal Water[28]	**23,672.2**	**20,102.3**	**177,736.0**

Packaging Materials (kg)	2020	2021	2022
Paper packaging	920,056.0	1,610,514.6	1,801,065.1
Plastic packaging	-	623,994.2	701,384.8
Total	**920,056.0**	**2,234,508.7**	**2,502,449.8**

Waste Sent for Recycling[29] (kg)	2020	2021	2022
Total Waste Sent for Recycling	**-**	**1,016,990**	**1,035,946**
Packaging Waste	-	920,900	934,762
Chemical Waste	-	76,170	78,455
Food Waste	-	18,480	21,520
Other Waste	-	1,440	1,209

SCOPE OF GREENHOUSE GAS EMISSIONS

SCOPE	CATEGORY	EMISSION SOURCE
Scope 1: Direct emissions from company-owned and controlled sources	Emissions from Stationary Combustion Sources	Emissions from the use of natural gas in offices and warehouse centers and emissions from the use of diesel for diesel generators
	Emissions from Mobile Combustion Sources	Emissions from the use of diesel and gasoline in company vehicles
		Emissions from the use of diesel and gasoline in the vehicle fleet
Scope 2: Indirect emissions from the consumption of purchased electricity	Purchased electricity	Indirect emissions from electricity use in offices and warehouse centers
Scope 3: All other indirect emissions	Employee shuttles	Emissions from employee shuttles
	Business travel	Emissions from business travel (flights)

[28] Water consumption data includes Istanbul Head Office and warehouse centers where mains water is drawn and excludes Ankara office and warehouse centers where well water is used.
[29] Contains data from our Gebze warehouse center.

71 2022 Sustainability Report

GRI 303-2, GRI 303-3, GRI 306-3, GRI GRI 306-4, GRI 306-5

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Social Performance Indicators

Employees by Gender	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Number of Employees	976	1.401	1.673	1.950	1.741	2.065
Total Number of Employees	2.377		3.623		3.806	

Employees by Category	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Blue Collar	101	387	78	332	79	293
White Collar	875	1.014	1.595	1.618	1.662	1.772
Total Number of Employees	2.377		3.623		3.806	

Employees by Age	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Under 30	672	675	1.172	947	1.092	914
Between 30-50 Years	301	717	498	989	643	1.122
Over 50 Years	3	9	3	14	6	29
Total Number of Employees	2.377		3.623		3.806	

Executives	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
C-Level	1	5	2	8	1	9
Director	5	32	10	36	14	46
Manager	43	73	63	98	77	122
Total Number of Executives	159		217		269	

EMPLOYMENT AND TURNOVER

Recruits by Age	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Under 30	488	541	883	691	530	506
Between 30-50 Years	117	454	272	491	255	417
Over 50 Years	1	1	-	6	2	11
Total Recruits	1.602		2.343		1.721	

Quits by Age	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Under 30	109	130	319	313	516	400
Between 30-50 Years	46	123	136	310	211	394
Over 50 Years	-	1	-	5	2	6
Total Quits	409		1.083		1.529	

Employee Turnover Rate (%)	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Under 30	5%	5%	9%	9%	14%	11%
Between 30-50 Years	2%	5%	4%	9%	6%	10%
Over 50 Years	0%	0%	0%	0,1%	0%	0%
Turnover Rate	17%		30%		40%	

GRI 2-7, GRI 2-8, GRI 401-1, GRI 405-1

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TALENT DEVELOPMENT AND TRAINING

Performance Assessment	2020	2021	2022
Number of Employees	1.410	1.935	3.212
Participation Rate	59%	53%	84%

Trainings	2020	2021	2022
Total Training Hours	0	134.744	144.340
Training Hours per Employee	0	34,5	35,0

Types of Trainings	2020	2021	2022
Ethics (average training hours)	0	1,25	1,16
Data Privacy and Security (average training hours)	0	0,25	0,34

EMPLOYEE ENGAGEMENT AND WELLBEING

Employee Engagement Surveys	2020	2021	2022
Number of Respondents	0	2.507	3.750
Survey Results	0%	64%	52%

Maternity Leave	2020		2021		2022	
	Female	Male	Female	Male	Female	Male
Use of Maternity Leave	10	1	24	0	110	72
Return to Work After Maternity Leave	10	1	24	0	110	72

Volunteering	2020	2021	2022
Number of Employees Participating in Volunteering Activities	0	83	268

OCCUPATIONAL HEALTH AND SAFETY

OHS Metrics	2020	2021	2022
Accident Frequency Rate	1,4	2,1	2,2
Lost Day Ratio	8,0	14,2	16,6
Ratio of Fatal Accidents	0	0	0
Ratio of Occupational Diseases	0	0	0

73 2022 Sustainability Report

GRI 2-7, GRI 2-8, GRI 401-3, GRI 403-9, GRI 403-10, GRI 404-1, GRI 404-3

hepsiburada

74 2022 Sustainability Report Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes Memberships and Collaborations • United Nations Global Compact (UNGC) • Women in Technology Association (WTECH) • Investor Relations Association (TÜYİD) • Corporate Governance Association of Türkiye (TKYD) • The Women Entrepreneurs Association of Türkiye (KAGIDER) • Foreign Economic Relations Board (DEIK) • Union of Chambers and Commodity Exchanges of Türkiye (TOBB) • Electronic Commerce Operators Association (ETID) • Baby Equipment Manufacturers, Importers and Retailers Association (BAGIDER) • United Brands Association (BMD) • Informatics Industrialists Association (TÜBİSAD) • International Investors Association (YASED) • Turkish Industry and Business Association (TUSIAD) • Advertisers Association • Corporate Communicators Association • Call Centers Association • Chain Stores Association • Interactive Advertising Bureau GRI 2-28

75 2022 Sustainability Report Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes Awards The Most Reputable Brand of the Year in the E-Commerce Sector The One Awards Best E-Commerce Company of the Year Hacettepe University Most Wanted Employer of the Year Medipol University Two different awards for our projects “Women’s Cooperatives are getting stronger with e-commerce in the pandemic” and “Women Entrepreneurs challenge Covid-19” Women Friendly Brands Hanzade Doğan - Ranked 3rd in Türkiye’s 50 Most Powerful Business Women Fortune Türkiye Magazine In the Online-Offline retail and marketplace category; Silver award with our Aşk Burada movie, Bronze award with Efsane Kasım Effie Awards Gold Award in the Marketplace Sites category Şikayetvar ACE Esra Beyzadeoğlu - 50 Most Innovative HR Leaders Fast Company Türkiye E-commerce Company of the Year Haliç University First Place in Product Range Category Marketing TR Echo Summit Esra Beyzadeoğlu - listed in Fortune Türkiye 50 CHRO list Fortune Türkiye Magazine Silver award in the ‘Product or Service Development’ category, bronze award in the ‘Business Change and Transformation’ category, gold award in the ‘Customers at the Heart of Everything’ category, Overall Winner CX Awards Türkiye

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

Awards

Logistics Innovation of the Year Award
Logistics Achievement Awards

The e-commerce industry's most acclaimed talent program: GeleceğinizBurada
Toptalent

Young People's Most Desired Internet Company to Work
Youthall

The Best Marketing Team in the E-Commerce Sector
The Hammers Marketing

Silver Award in Film/Special Categories/Episodic category with "Efsane Kasım", Silver Award in Integrated Campaigns/Sectoral Categories/Retail Sales and Marketplace
Crystal Apple 2022

Brand Experience Felis and E-commerce Felis for "Link Gelir"
Felis Awards

"Contribution to Logistics" Award with HepsiLojistik
Atlas Logistics Awards

Best in Future of Customer Experience
IDC

Türkiye's Most Influential Supply Chain Professionals
SCP Club

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GRI Content Index

GRI CONTENT INDEX ESSENTIALS SERVICE 2023

Statement of Use: Hepsiburada (D-Market Elektronik Hizmetler ve Ticaret A.Ş.) has reported in accordance with the GRI Standards for the period between January, 1st, 2022 and December, 31st 2022. For the Content Index - Essentials Service, GRI Services reviewed that the GRI content index is clearly presented, in a manner consistent with the Standards, and that the references for disclosures 2-1 to 2-5, 3-1 and 3-2 are aligned with the appropriate sections in the body of the report.

Use of GRI 1: GRI 1: Foundation 2021

Applicable GRI Sector Standards: -

GRI Standard	DISCLOSURES	DIRECT ANSWERS	OMISSION
General Disclosures			
GRI 2: General Disclosures 2021	2-1 Organizational details	About the Report, page 7; Overview of Hepsiburada, page 8; Hepsiburada Ecosystem, page 9; Türkiye's Hepsiburada at a Glance, page 10	https://kurumsal.hepsiburada.com/en/about-us
	2-2 Entities included in the organization's sustainability reporting	About the Report, page 7	
	2-3 Reporting period, frequency and contact point	About the Report, page 7 Info, page 90	
	2-4 Restatements of information		No re-statements were made in this scope during the reporting period.
	2-5 External assurance		The company has not received external assurance within the scope of this report.
	2-6 Activities, value chain and other business relationships	Overview of Hepsiburada, page 8; Hepsiburada Ecosystem, page 9; Türkiye's Hepsiburada at a Glance, page 10; Value Chain Model, page 12-13; Our Business Model, page14; Stakeholder Engagement, page 29-30; Supply Chain, page 65	
	2-7 Employees	Inclusion, Equality, and Diversity, page 43-45; Social Performance Indicators, page 72-73	
	2-8 Workers who are not employees	Social Performance Indicators, page 72-73	
	2-9 Governance structure and composition	Ethical Business Conduct, page 60-62	https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team
	2-10 Nomination and selection of the highest governance body		https://investor.hepsiburada.com/uploads/D-MARKET-CorporateGovernanceGuidelines.pdf

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GRI Standard	DISCLOSURES	DIRECT ANSWERS	OMISSION
General Disclosures			
GRI 2: General Disclosures 2021	2-11 Chair of the highest governance body		https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors
	2-12 Role of the highest governance body in overseeing the management of impacts	Ethical Business Conduct, page 60-62	https://investor.hepsiburada.com/uploads/D-MARKET-CorporateGovernanceGuidelines.pdf
	2-13 Delegation of responsibility for managing impacts		https://investor.hepsiburada.com/uploads/D-MARKET-CorporateGovernanceGuidelines.pdf
	2-14 Role of the highest governance body in sustainability reporting	Sustainability Governance, page 20-21	
	2-15 Conflicts of interest	Ethical Business Conduct, page 60-62	https://investor.hepsiburada.com/uploads/D-MARKET-CodeofConduct.pdf
	2-16 Communication of critical concerns	Ethical Business Conduct, page 60-62	
	2-17 Collective knowledge of the highest governance body	Ethical Business Conduct, page 60-62	https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team
	2-18 Evaluation of the performance of the highest governance body		https://investor.hepsiburada.com/uploads/D-MARKET-CorporateGovernanceGuidelines.pdf
	2-19 Remuneration policies		https://investor.hepsiburada.com/uploads/Hepsiburada-RenumerationPolicy.pdf
	2-20 Process to determine remuneration		https://investor.hepsiburada.com/uploads/Hepsiburada-RenumerationPolicy.pdf
	2-21 Annual total compensation ratio		This information is not shared due to confidentiality constraints.
	2-22 Statement on sustainable development strategy	Message from Our CEO, page 4-5; Sustainability Approach, page 22-23	
	2-23 Policy commitments	Sustainability Approach, page 22-23; Ethical Business Conduct, page 60-62; Data Security and Privacy, page 66-67	
	2-24 Embedding policy commitments	Ethical Business Conduct, page 60-62	https://investor.hepsiburada.com/uploads/D-MARKET-CorporateGovernanceGuidelines.pdf
	2-25 Processes to remediate negative impacts	Stakeholder Engagement, page 29-30	

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GRI Standard	DISCLOSURES	DIRECT ANSWERS	OMISSION
General Disclosures			
GRI 2: General Disclosures 2021	2-26 Mechanisms for seeking advice and raising concerns	Stakeholder Engagement, page 29-30	
	2-27 Compliance with laws and regulations		This information is not shared due to confidentiality constraints.
	2-28 Membership associations	Memberships and Collaborations, page 74	
	2-29 Approach to stakeholder engagement	Stakeholder Engagement, page 29-30	
	2-30 Collective bargaining agreements		Since the workplace is non-unionized, the company do not have any unionized employees
Material Topics			
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Materiality Assessment, page 24-27	
	3-2 List of material topics	Materiality Assessment, page 24-27	
Economic Performance			
GRI 3: Material Topics 2021	3-3 Management of material topics	Value Chain Model, page 12-13; Sustainability Approach, page 22-23; Materiality Assessment, page 26-27	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Economic Performance, page 63-64	https://investor.hepsiburada.com/uploads/HepsiburadaEarningsRelease_Q42022_22March23_FINAL.pdf
	201-2 Financial implications and other risks and opportunities due to climate change		https://investor.hepsiburada.com/uploads/HepsiburadaEarningsRelease_Q42022_22March23_FINAL.pdf
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Positive Social Impact, page 52-56; Women Entrepreneurship, page 57	
	203-2 Significant indirect economic impacts	Economic Performance, page 63-64	
Supply Chain			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Supply Chain, page 65	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Supply Chain, page 65	
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	Supply Chain, page 65	

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80 2022 Sustainability Report Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes GRI Standard DISCLOSURES DIRECT ANSWERS OMISSION Supply Chain GRI 407: Freedom of Association and Collective Bargaining 2016 407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk Supply Chain, page 65 GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Supply Chain, page 65 GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken Supply Chain, page 65 GRI 408: Child Labor 2016 408-1 Operations and suppliers at significant risk for incidents of child labor Supply Chain, page 65 GRI 409: Forced or Compulsory Labor 2016 409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor Supply Chain, page 65 Ethical Business Conduct GRI 3: Material Topics 2021 3-3 Management of material topics Materiality Assessment, page 26-27; Ethical Business Conduct, page 60-62 GRI 205: Anti-corruption 2016 205-1 Operations assessed for risks related to corruption Ethical Business Conduct, page 60-62 205-2 Communication and training about anti-corruption policies and procedures Ethical Business Conduct, page 60-62 205-3 Confirmed incidents of corruption and actions taken Ethical Business Conduct, page 60-62 Sustainable Products and Packaging GRI 3: Material Topics 2021 3-3 Management of material topics Materiality Assessment, page 26-27; Sustainable Products and Packaging, page 34-35 GRI 301: Materials 2016 301-1 Materials used by weight or volume Sustainable Products and Packaging, page 34-35 301-2 Recycled input materials used Sustainable Products and Packaging, page 34-35 301-3 Reclaimed products and their packaging materials Sustainable Products and Packaging, page 34-35

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

GRI Standard	DISCLOSURES	DIRECT ANSWERS	OMISSION
Environmental Impact			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Environmental Impact, page 32-33	
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Environmental Impact, page 32-33; Environmental Performance Indicators, page 70	
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Environmental Impact, page 32-33; Environmental Performance Indicators, page 70	
	305-2 Energy indirect (Scope 2) GHG emissions	Environmental Impact, page 32-33; Environmental Performance Indicators, page 70	
	305-3 Other indirect (Scope 3) GHG emissions	Environmental Impact, page 32-33; Environmental Performance Indicators, page 70	
	305-5 Reduction of GHG emissions	Environmental Impact, page 32-33; Sustainable Logistics, page 38-40	
Water Consumption			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Water Consumption, page 41	
GRI 303: Water and Effluents 2018	303-2 Management of water discharge-related impacts	Water Consumption, page 41; Environmental Performance Indicators, page 71	
	303-3 Water withdrawal	Water Consumption, page 41; Environmental Performance Indicators, page 71	
Circularity and Waste Management			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Circularity and Waste Management, page 36-37	
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Circularity and Waste Management, page 36-37	
	306-2 Management of significant waste-related impacts	Circularity and Waste Management, page 36-37	
	306-3 Waste generated	Circularity and Waste Management, page 36-37; Environmental Performance Indicators, page 71	
	306-4 Waste diverted from disposal	Circularity and Waste Management, page 36-37; Environmental Performance Indicators, page 71	
	306-5 Waste directed to disposal	Circularity and Waste Management, page 36-37; Environmental Performance Indicators, page 71	
Sustainable Logistics			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Sustainable Logistics, page 38-40	

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82 2022 Sustainability Report Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes GRI Standard DISCLOSURES DIRECT ANSWERS OMISSION Inclusion, Equality, and Diversity GRI 3: Material Topics 2021 3-3 Management of material topics Materiality Assessment, page 26-27; Inclusion, Equality, and Diversity 43-44 GRI 401: Employment 2016 401-1 New employee hires and employee turnover Social Performance Indicators, page 72 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees Employee Health, Safety and Welfare, page 49 401-3 Parental leave Social Performance Indicators, page 73 GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees Inclusion, Equality, and Diversity 43-44; Social Performance Indicators, page 72 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors 405-2 Ratio of basic salary and remuneration of women to men Inclusion, Equality, and Diversity 43-44 Employee Health, Safety and Wellbeing GRI 3: Material Topics 2021 3-3 Management of material topics Materiality Assessment, page 26-27; Employee Health, Safety and Welfare, page 48-50 GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system Employee Health, Safety and Wellbeing, page 48-50; Ethical Business Conduct, page 62 403-2 Hazard identification, risk assessment, and incident investigation Employee Health, Safety and Wellbeing, page 48-50 403-3 Occupational health services Employee Health, Safety and Wellbeing, page 48-51 403-4 Worker participation, consultation, and communication on occupational health and safety Employee Health, Safety and Wellbeing, page 48-52 403-5 Worker training on occupational health and safety Employee Health, Safety and Wellbeing, page 48-53 403-6 Promotion of worker health Employee Health, Safety and Wellbeing, page 48-54 403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships Employee Health, Safety and Wellbeing, page 48-55 403-8 Workers covered by an occupational health and safety management system Employee Health, Safety and Wellbeing, page 48-56

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Responsible Operations Through Innovative Solutions Start Here | Equal and Inclusive Corporate Culture Starts Here | Social Good Starts Here | Ethical and Transparent Governance Starts Here | Annexes

GRI Standard	DISCLOSURES	DIRECT ANSWERS	OMISSION
Employee Health, Safety and Wellbeing			
GRI 403: Occupational Health and Safety 2018	403-9 Work-related injuries	Employee Health, Safety and Wellbeing, page 48-50; Social Performance Indicators, page 73	
	403-10 Work-related ill health	Employee Health, Safety and Wellbeing, page 48-50; Social Performance Indicators, page 73	
Talent Management and Development			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Talent Management and Development 45-47	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Talent Management and Development 45-47; Social Performance Indicators, page 73	
	404-2 Programs for upgrading employee skills and transition assistance programs	Talent Management and Development 45-48	
	404-3 Percentage of employees receiving regular performance and career development reviews	Talent Management and Development 45-47; Social Performance Indicators, page 73	
Positive Social Impact			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Positive Social Impact, page 53-57; Women Entrepreneurship, page 58	
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Positive Social Impact, page 53-57; Women Entrepreneurship, page 58	
Women Entrepreneurship			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Women Entrepreneurship, page 58	
Data Security and Privacy			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Data Security and Privacy, page 66-67	
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Data Security and Privacy, page 66-67	
Protection of Intellectual Property Rights			
GRI 3: Material Topics 2021	3-3 Management of material topics	Materiality Assessment, page 26-27; Protection of Intellectual Property Rights, page 68	

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84 2022 Sustainability Report Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes Info D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi Trump Towers Kule 2 Kat:2 No:12 34387 Şişli / İstanbul TELEPHONE 0850 252 40 00 (Call Center) For more detailed information about the Hepsiburada Sustainability Report and to submit your comments and suggestions: crsustainability@hepsiburada.com REPORT DESIGN ROUNDABOUT & FM İLETİŞİM www.icerikvetasarim.com

85 2022 Sustainability Report Türkiye’s Hepsiburada Our Sustainability Approach Environmentally Responsible Operations Through Innovative Solutions Start Here Equal and Inclusive Corporate Culture Starts Here Social Good Starts Here Ethical and Transparent Governance Starts Here Annexes